  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           POWER INTEGRATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     3674                    94-3065014
     (STATE OR THEIR           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                             477 N. MATHILDA AVE.
                              SUNNYVALE, CA 94086
                                (408) 523-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               HOWARD F. EARHART
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           POWER INTEGRATIONS, INC.
                             477 N. MATHILDA AVE.
                              SUNNYVALE, CA 94086
                                (408) 523-9200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      BRUCE E. SCHAEFFER, ESQ.                  GAIL CLAYTON HUSICK, ESQ.
    GRAY CARY WARE & FREIDENRICH               J. MICHAEL ARRINGTON, ESQ.
     A PROFESSIONAL CORPORATION                  DANIEL P. DILLON, ESQ.
         400 HAMILTON AVENUE                WILSON SONSINI GOODRICH & ROSATI
      PALO ALTO, CA 94301-1825                  PROFESSIONAL CORPORATION
           (650) 328-6561                          650 PAGE MILL ROAD
                                                PALO ALTO, CA 94304-1050
                                                     (650) 493-9300

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

================================================================================

                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
----------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................   4,600,000 shares     $12.00     $55,200,000  $16,727.28

================================================================================
(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of computing the registration fee pursuant to Rule 457(a).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1997

PROSPECTUS

                                       SHARES

                           [POWER INTEGRATIONS LOGO]


                                  COMMON STOCK

  Of the 4,000,000 shares of Common Stock offered hereby, 2,100,000 shares are being sold by the Company and 1,900,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol POWI.

                                    --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                    --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

================================================================================

                           PRICE TO UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                            PUBLIC  DISCOUNT (1) COMPANY (2)    STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share................    $          $            $               $
--------------------------------------------------------------------------------
Total (3)................   $          $            $               $

================================================================================
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                    --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about      , 1997, at the office of the agent of Hambrecht &
Quist LLC in New York, New York.

HAMBRECHT & QUIST

                            MONTGOMERY SECURITIES

                                                   ROBERTSON, STEPHENS & COMPANY

   , 1997

(LOGO OF                          (GRAPHIC OF       Patented TOPSwitch devices
POWER INTEGRATIONS, INC.          COMPONENTS        achieve a high level of
APPEARS HERE)                   CONTAINED IN A      integration, combining a
                                   TOPSWITCH        controller, MOSFET and
                                 APPEARS HERE)      other electronic
                                                    components in a single IC.

                                                    (GRAPHIC OF IC APPEARS
                                                    HERE)



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  TOPSwitch and the Power Integrations logo are trademarks of the Company. This Prospectus contains trademarks of other companies.

(LOGO OF                              LARGE, DIVERSE MARKETS AND APPLICATIONS
POWER
INTEGRATIONS,
INC.
APPEARS HERE)


TOPSWITCH ICS ENABLE COST-EFFECTIVE INTEGRATION
OF AC TO DC SWITCHING POWER SUPPLIES.

      (GRAPHIC OF TOPSWITCH IC AND A TYPICAL POWER SUPPLY AND THE PRODUCTS
         THAT INCORPORATE SUCH POWER SUPPLIES UTILIZING TOPSWITCH ICs,
            INCLUDING CELLULAR PHONE CHARGERS, DESKTOP PCs, VCRs AND
                         SET-TOP DECODERS APPEAR HERE)

----------------------------------

Based on a common, scalable architecture, Power Integrations' TOPSwitch ICs operate over a wide power range. Customers incorporate TOPSwitch ICs into a broad array of switching power supplies to address a large number of high-volume markets.

                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  Power Integrations, Inc. (the "Company") designs, develops and markets proprietary, high-voltage analog integrated circuits ("ICs") for use in AC to DC power conversion. The Company has targeted high-volume power supply markets, including the cellular telephone, personal computer, cable and direct broadcast satellite and various consumer electronics markets. The Company is initially focusing on those markets that are sensitive to size, portability, energy efficiency and time-to-market. The Company believes its patented TOPSwitch ICs, introduced in 1994, are the first highly integrated power conversion ICs to achieve widespread market acceptance. The Company introduced an enhanced family of ICs, TOPSwitch-II, in April 1997.

  Virtually every electronic device that plugs into a wall socket requires some type of power supply to convert high-voltage, alternating current ("AC") into low-voltage, direct current ("DC"). A large segment of the power supply market in the 0.5 to 150 watt power range consists of switching power supplies ("switchers") which typically use a high-voltage discrete semiconductor along with other components to perform the power conversion. Discrete solutions, which emerged in the 1970's, have not kept pace with the rapid integration trends in the electronics industry and require numerous components and a high level of system complexity compared to a more highly integrated IC solution. The limitations of discrete switchers have become more pronounced as a result of increasing consumer demand for smaller and lighter electronic devices, government guidelines promoting energy efficiency and manufacturers' continuing efforts to reduce costs and simplify system designs. However, prior attempts to replace discrete switchers with integrated switchers through the use of high-voltage analog ICs did not achieve widespread acceptance because they were not as cost-effective as discrete alternatives.

  The Company's objective is to be the leading provider of high-voltage power conversion ICs that cost effectively enable the integration of AC to DC switching power supplies. The Company's strategy is to target high-volume switching power supply markets with its families of TOPSwitch products. End users include Motorola, Samsung Electronics and Nokia in the cellular telephone market, certain of the world's largest PC manufacturers, and Pace, Nokia and API (Sun Moon Star) in the cable and direct broadcast satellite market. The Company also sells its products into a wide variety of other markets which include PC peripherals, televisions, VCRs, industrial meters and kitchen appliances. As these and other markets emerge as significant opportunities for the Company's TOPSwitch products, the Company intends to focus its resources on the development and penetration of these markets.

  To accelerate its market penetration, the Company has dedicated approximately 15% of its workforce to applications engineering and offers its customers comprehensive application design support including extensive application notes and production-ready reference design boards. The Company sells its products to OEMs and merchant power supply manufacturers through a direct sales staff and a worldwide network of independent sales representatives and distributors. The Company has established strategic partnerships with Matsushita Electronics Corporation and OKI Electric Industry Co., Inc. in order to attain high-volume manufacturing resources, broad market penetration and royalty revenues.

  The Company was incorporated in California in March 1988, and will reincorporate in Delaware prior to the consummation of this offering. The Company's executive offices are located at 477 N. Mathilda Avenue, Sunnyvale, California 94086. Its telephone number is (408) 523-9200. Its e-mail address is info@powerint.com and its World Wide Web site is located at http://www.powerint.com. Information contained on the Company's Web site shall not be deemed to be part of the Prospectus.

                                  THE OFFERING

Common Stock offered by the
 Company..........................  2,100,000 shares
Common Stock offered by the
 Selling Stockholders.............  1,900,000 shares
Common Stock to be outstanding
 after the offering............... 10,487,270 shares (1)
Use of proceeds................... For working capital and other general corporate purposes as well as the repayment
                                   of $3.0 million of subordinated debt. See
                                   "Use of Proceeds."
Proposed Nasdaq National Market
 symbol........................... POWI

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         SIX MONTHS
                             FISCAL YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                         -------------------------------------------  ----------------
                          1992     1993     1994     1995     1996     1996     1997
                         -------  -------  -------  -------  -------  -------  -------
CONSOLIDATED STATEMENTS OF                                              (UNAUDITED)
 OPERATIONS DATA:
  Net revenues.......... $ 1,944  $ 5,763  $ 7,126  $18,415  $23,943  $11,497  $17,115
  Gross profit (loss)...    (114)   1,999    2,802    6,044    8,397    3,913    7,005
  Income (loss) from
   operations...........  (5,406)  (3,167)  (2,723)    (363)    (585)    (162)   1,304
  Net income (loss) .... $(5,409) $(3,532) $(2,752) $  (803) $(1,341) $  (499) $   884
  Pro forma net income
   (loss) per share.....                                     $(0.14)  $(0.05)  $  0.09
  Pro forma weighted
   average common and
   common equivalent
   shares (2)...........                                       9,580    9,513   10,400

                                                              JUNE 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments..... $ 8,343    $25,826
  Working capital.......................................   9,367     27,792
  Total assets..........................................  22,435     39,918
  Long term debt and capitalized lease obligations, net
   of current portion...................................   4,092      2,034
  Stockholders' equity..................................   9,478     29,961

--------
(1) Excludes 1,680,375 shares of Common Stock issuable upon exercise of outstanding options at June 30, 1997 with a weighted average exercise price of $1.02 per share and 474,198 shares of Common Stock issuable upon exercise of outstanding warrants at June 30, 1997 with a weighted average exercise price of $3.65 per share. See "Capitalization" and "Management-- Stock Plans" and Notes 6, 7 and 9 of Notes to Consolidated Financial Statements.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.
(3) Adjusted to reflect the sale of 2,100,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Except as otherwise noted, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the reincorporation of the Company in Delaware, (iii) the amendment of the Company's Certificate of Incorporation prior to the effective date of this offering effecting a 1 for
6.8 reverse stock split, (iv) the conversion of all outstanding shares of Preferred Stock of the Company into an aggregate of 7,446,923 shares of Common Stock upon the consummation of this offering and (v) no exercise of outstanding warrants.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  Unpredictable and Fluctuating Operating Results. The Company's quarterly and annual revenues and operating results have varied significantly in the past, are difficult to forecast, are subject to numerous factors both within and outside of the Company's control, and may fluctuate significantly in the future. Although the Company achieved profitability in the quarter ended June 30, 1997, there can be no assurance that the Company will continue to be profitable in future periods. The Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indicative of future operating results. The Company believes that the growth in revenues and operating income in the first six months of 1997 compared to the first six months of 1996 resulted in large part from a combination of factors relating to transitions in the Company's strategy, increasing market acceptance of the Company's TOPSwitch products and customer ordering patterns. Similar growth rates are not expected in future periods.

  The Company's revenues and operating results are substantially dependent upon the volume and timing of orders received by the Company from its customers. The Company's lengthy sales cycle limits its visibility regarding future financial performance. The Company is also subject to the risks to which the markets for its customers' or end users' products are subject and to technological or other changes in those markets, which may affect customer buying patterns. In addition, the ordering patterns of some of the Company's existing large customers have been unpredictable in the past, and the Company expects that customer ordering patterns will continue to be unpredictable in the future. Not only does the volume of units ordered by particular customers vary substantially from period to period, but purchase orders received from particular customers often vary substantially from early oral estimates provided by those customers to the Company for planning purposes. The Company's business is characterized by short-term customer orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. The Company has in the past experienced customer cancellations of substantial orders for reasons beyond the Company's control, and significant cancellations could occur again at any time in the future.

  The Company's revenues and operating results are also subject to competitive pressures on selling prices. Historically, average selling prices of products in the semiconductor and the high-voltage AC to DC power supply industries have decreased over the lives of the products. If the Company is unable to successfully introduce new products with higher average selling prices or is unable to reduce manufacturing costs to offset expected decreases in the prices of its existing products, the Company's operating margins will be adversely affected.

  The Company's operating results are also substantially dependent upon the volume and timing of orders placed by the Company with its foundries. Due to the absence of substantial noncancellable backlog, the Company must plan its production and inventory levels based on internal forecasts of customer demand, which is unpredictable and may fluctuate substantially. Because of recent increases in demand for its products, the Company is currently seeking to increase the level of its inventories. If the Company underestimates the number of units required to meet customer demand and fails to maintain adequate inventory levels, the Company may lose significant revenue opportunities and may lose market share to competitors. On the other hand, if the Company overestimates the number of units required to meet customer demand, the Company's operating results may be materially and adversely affected as a result of costs associated with carrying excess inventory and with obsolescence. Excess inventory and obsolescence costs could be further increased by any returns from the Company's distributors or customers.

  Other factors which may affect the Company's revenues and operating results include the availability of raw materials; fluctuations in manufacturing yields, whether resulting from the transition to new foundries or from other factors; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the timing of investments in research and development and sales and marketing; cyclical semiconductor industry conditions; fluctuations in exchange rates, particularly exchange rates between the U.S. dollar and the Japanese yen; changes in the international business climate; and economic conditions generally.

  The Company's operating results in a future quarter or quarters are likely to fall below the expectations of public market analysts or investors. In such an event, the price of the Company's Common Stock will likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited History of Profitability; Accumulated Deficit. Since inception the Company has incurred significant losses and negative cash flow. At June 30, 1997, the Company had cumulative net losses of $25.9 million, with net losses of $2.8 million, $803,000, $1.3 million and $71,000 for 1994, 1995, 1996 and the first quarter of 1997, respectively. Although the Company was profitable on an operating basis in each quarter during the nine-month period ended June 30, 1997, and achieved a positive net income for the quarter ended June 30, 1997, there can be no assurance that the Company will achieve profitability in any future quarterly or annual periods, and recent operating results should not be considered indicative of future financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Concentration of Applications. A limited number of applications of the Company's products, primarily in the cellular phone battery chargers and desktop PC stand-by markets, currently account for the majority of the Company's revenues. Although the exact dollar amounts and percentages of sales for use in particular markets are difficult to ascertain because such sales occur through distributors or indirectly through sales to power supply manufacturers, during the six-month period ended June 30, 1997, approximately 30% of the Company's revenues were attributable to use of the Company's products in power supplies for cellular phone battery chargers and approximately 15% of the Company's revenues were attributable to the use of the Company's products in desktop PC stand-by power supplies. The Company expects that its revenues and operating results will continue to be substantially dependent upon these markets for the foreseeable future. The cellular phone and desktop PC markets can be highly cyclical and have been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. The Company may experience substantial period-to-period fluctuations in future operating results due to general conditions of these markets. The Company's revenues and operating results are subject to many of the risks to which the markets for these applications are subject, and may also be impacted by technological or other developments in these markets. In particular, recent advances in battery technology which offer competitive advantages to the OEMs of cellular telephones permit such OEMs, including Motorola, Inc. and its subsidiaries ("Motorola"), to lower, or consider lowering, the wattage level of the power supplies used to recharge batteries. As the output power drops below approximately 5 watts, older technological alternatives to switchers can be more cost effective than any of the Company's current products. While the Company continues its efforts to enhance the cost effectiveness of TOPSwitch-based switchers, there can be no assurance that the Company will be successful in its efforts, and, in the absence of a successful competitive response by the Company, demand for the Company's products would be materially adversely affected. Similarly, if a competitor of the Company successfully and cost effectively combines desktop PC stand-by power supplies with the main PC desktop power supplies prior to such combination by the Company, demand for the Company's products could be materially adversely affected. The Company believes that its future success will depend in part upon its ability to penetrate additional markets for its products, and there can be no assurance that the Company will be able to overcome the marketing or technological challenges necessary to do so. To the extent that a competitor penetrates additional markets before the Company is able to do so, or takes market share from the Company in its existing markets, the Company's strategy to be the leading provider of high-voltage power conversion ICs, and the Company's revenues, financial condition and operating results would be materially adversely affected. See "Business--Markets."

  Customer Concentration. The Company's end user base is highly concentrated and a relatively small number of OEMs, directly or indirectly through merchant power supply manufacturers, accounted for a significant portion of the Company's revenue in 1996 and the six months ended June 30, 1997. Motorola is presently the Company's largest end user. Although the exact dollar amounts and percentages of sales to Motorola are difficult to ascertain because most of such sales occur through distributors or indirectly through sales to merchant power supply manufacturers which, in turn, sell power supplies to Motorola, the Company estimates that direct and indirect sales to Motorola accounted for in excess of 25% of the Company's net revenues for the six months ended June 30, 1997. As Motorola continues to shift to cellular phone chargers with power ranges below 5 watts and, in certain lower end products, trades form factor and functionality for additional cost savings, Motorola may increase its usage of solutions based on older technologies rather than switchers. As a result of these factors, the Company has received indications that the growth rate of orders from Motorola is likely to slow, and there is no assurance that direct or indirect orders from Motorola will not decline from levels experienced in prior quarters. If the Company's current efforts to enhance the cost-effectiveness of solutions utilizing TOPSwitch are not successful in preventing this slowing of growth or decline in orders, the Company's business, financial condition and operating results will be materially and adversely affected, unless the Company is able to offset any such reduction with orders from other customers.

  The Company estimates that its top ten customers, including distributors which resell to Motorola and other large OEMs and merchant power supply manufacturers, accounted for 64% and 70% of the Company's net revenues for 1996 and the six months ended June 30, 1997, respectively. The Company expects that it will continue to be dependent upon a relatively limited number of customers for a significant portion of its net revenues in future periods, although none of them is presently obligated to purchase any specified amounts of products or to provide the Company with binding forecasts of product purchases for any period. The Company's products are typically one of many components used in a larger product produced by the Company's customers. Demand for the Company's products is therefore subject to many risks beyond the Company's control, including, among others, competition faced by the Company's customers in their particular industries, market acceptance of the products of the Company's customers, technical challenges which may or may not be related to the components supplied by the Company, the technical, sales and marketing and management capabilities of the Company's customers, and the financial and other resources of the Company's customers. Certain divisions within Motorola have developed products intended to compete with TOPSwitch, as has Samsung Electronics ("Samsung"), another customer of the Company's products. The Company believes that it has been successful in competing against such internally developed products to date, but there can be no assurance that it will not in the future lose sales as a result of such competing products. The reduction, delay or cancellation of orders from Motorola or one of the Company's other significant customers, or the discontinuance of the Company's products by the Company's end users, could materially and adversely affect the Company's business, financial conditions and results of operations. The Company has experienced such effects in the past and there can be no assurance that any of the Company's customers will not reduce, cancel or delay orders in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Outside Manufacturing and Assembly. The Company outsources all of its semiconductor manufacturing and product assembly except for testing and finishing. The Company has supply arrangements for the production of wafers with Matsushita Electronics Corporation and an affiliate of Matsushita ("MEC"), and OKI Electric Industry Co., Ltd. ("OKI"). Although certain aspects of the Company's relationships with MEC and OKI are contractual, many important aspects of these relationships depend on the continued cooperation of these strategic partners and, in many instances, the parties' course of conduct deviates from the literal provisions of the contracts. There can be no assurance that the Company and its strategic partners will continue to work together successfully in the future or that either MEC or OKI will not seek an early termination of its wafer supply agreement with the Company.

  The Company's wafer supply contracts with OKI and MEC terminate in June 1998 and June 2000, respectively. There can be no assurance that the Company will be able to reach an agreement with either company to extend the term of its respective wafer supply agreements. The Company's failure to reach, in a timely fashion, an extension of either agreement or to enter into an arrangement with another manufacturer, could result in material disruptions in supply. Certain contractual provisions limit the conditions under which the Company can enter into such arrangements with other Japanese manufacturers or their subsidiaries during the term of the agreement with MEC. In addition, the Company's products do not require leading edge device process geometries. As device process geometries become increasingly smaller and as demand for such smaller geometries increases, MEC and OKI may decide at some point to convert all of their manufacturing processes to smaller geometries in response to these industry trends. In the event of a supply disruption with OKI or MEC, if the Company were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce wafers with acceptable manufacturing yields, the Company's business, financial condition and operating results would be materially and adversely affected. The Company estimates that it would take between 9 to 12 months from the time an alternate manufacturing source is identified for such source to produce wafers with acceptable manufacturing yields in sufficient quantities to meet the Company's needs.

  The Company typically receives shipments from MEC or OKI in approximately 12 to 14 weeks after placing orders, and lead times for new products can be substantially longer. To provide sufficient time for assembly, testing and finishing, the Company typically needs to receive wafers from MEC or OKI 4 to 6 weeks before the desired ship date to the Company's customers. As a result of these factors and the fact that customers' orders can be made with little advance notice, the Company has only a limited ability to react to fluctuations in demand for its products, which could cause the Company to have an excess or a shortage of inventory of a particular product. From time to time in the past, the Company has been unable to fully satisfy customer requests as a result of these factors. Any significant disruptions in deliveries would materially and adversely affect the Company's business and operating results. Although the Company provides OKI and MEC with rolling forecasts of its production requirements, the ability of MEC or OKI to provide wafers to the Company is limited by the available capacity of the foundry in which it manufactures wafers for the Company. An increased need for capacity to meet internal demands or demands of other customers could cause MEC and OKI to reduce capacity available to the Company. MEC and OKI may also require the Company to pay amounts in excess of contracted or anticipated amounts for wafer deliveries or require that the Company make other concessions in order to acquire the wafer supply necessary to meet the Company's customers' requirements. Any such concessions could materially adversely affect the Company's business, financial condition or operating results.

  The Company depends on MEC and OKI to produce wafers, and independent subcontractors to assemble finished products, at acceptable yields and to deliver them to the Company in a timely manner. The manufacture of the Company's TOPSwitch products utilizes a standard CMOS process with a proprietary, highly sensitive implant process step. To the extent the wafer foundries do not achieve acceptable manufacturing yields or they experience product shipment delays, the Company's financial condition or results of operations would be materially and adversely affected. The Company's IC assembly process requires a sole source high-voltage molding compound that is difficult to process. This compound and its required processes, together with the other non-standard materials and processes needed to assemble the Company's products, require a more exacting level of process control than normally required for standard packages. Unavailability of the sole source compound or problems with the assembly process can materially and adversely effect yields and cost to manufacture. Good production yields are particularly important to the Company's business and financial results, including its ability to meet customers' demand for products and to maintain profitability. As the Company continues to increase its product output, there can be no assurance that the Company's foundries and assemblers will not experience a decrease in yields. Moreover, there can be no assurance that acceptable yields will be maintainable in the future.

  Because the Company depends on MEC and OKI, both located in Japan, for the manufacture of all of its finished silicon wafers and on foreign assembly subcontractors of its products, the Company is directly affected by the political and economic conditions of the countries in which its wafers are or are expected to be manufactured. To the extent that these conditions result in any prolonged work stoppages or other inability of the Company to manufacture and assemble its products, the Company's business, financial condition or results of operations could be materially adversely affected. The Company's contracts with MEC and OKI are denominated in Japanese yen, exposing the Company to the risk of increase in the value of the yen against the U.S. dollar resulting in increased costs for finished wafers which could not be readily passed through to the Company's customers.

  MEC currently manufactures and sells its versions of the Company's TOPSwitch families of products under the right (exclusive during the term of the contract of other Japanese companies, except OKI, and their subsidiaries) granted by the Company to manufacture and sell products using the Company's technology to Japanese companies worldwide and to subsidiaries of Japanese companies located in Asia. In certain circumstances, these products are redistributed by the Japanese customers to their manufacturing operations in other regions. Beginning in April 1997, the Company agreed not to sell its products in Japan to new customers. The Company receives royalties on sales by MEC, although such royalties are substantially lower than the gross profit the Company would receive on direct sales. In addition, the royalties paid by MEC are denominated in Japanese yen and are subject to risks inherent in exchange rate fluctuations. Although the Company engages in sales, marketing and support activities to encourage sales by MEC, should MEC fail to adequately promote and deliver the Company's products, the Company's ability to take advantage of the potentially large Japanese market for its products could be severely limited. OKI has a similar, non-exclusive license arrangement with the Company but it does not currently manufacture and sell products to third parties. See "Business--Intellectual Property and Other Proprietary Rights." Should the Company fail to negotiate acceptable royalty-bearing extensions to its contracts with MEC or OKI (if OKI begins to actively exercise its license rights), substantial effort and expense would be required for the Company to establish itself in this market directly or though a different partner, and there can be no assurance that customers for MEC's or OKI's products would not be lost to the Company during such a transition. In addition, the licenses to MEC and OKI for many important aspects of the Company's technology are perpetual, and there can be no assurance that MEC or OKI will not use such technology rights, together with the information and expertise it gains in its relationship with the Company, to develop or market competing products following any termination of its relationships with the Company or after termination of its royalty obligations to the Company.

  Risks of International Sales. Sales to customers outside of the United States were $2.9 million, $11.3 million, $16.8 million and $13.2 million in 1994, 1995 and 1996 and for the six months ended June 30, 1997, respectively, which represented 57%, 65%, 72% and 79% of total revenues for such periods. These sales involve a number of inherent risks, including imposition of government controls, currency exchange fluctuations, potential insolvency of international distributors and representatives, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, political instability and generally longer receivables collection periods, tariffs and other trade barriers and restrictions, and the burdens of complying with a variety of foreign laws. Furthermore, because substantially all of the Company's foreign sales are denominated in U.S. dollars, increase in the value of the dollar would increase the price in local currencies of the Company's products in foreign markets and make the Company's products relatively more expensive and less price competitive than competitors' products that are priced in local currencies. The Company is exposed to additional risks to the extent that the products of its customers are subject to foreign currency or other international risks. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or operating results.

  New Products and Technological Change. The Company's future success depends in significant part upon its ability to develop new ICs for high-voltage power conversion for existing and new markets, to introduce such products in a timely manner and to have such products selected for design into products of leading manufacturers. The development of these new devices is highly complex, and from time to time the Company has experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including accurate new product definition, timely completion and introduction of new product designs, availability of foundry capacity, achievement of manufacturing yields and market acceptance of the Company's and its customers' products. There can be no assurance that the Company will be able to adjust to changing market demands as quickly and cost-effectively as necessary to compete successfully. Furthermore, there can be no assurance that the Company will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that such products will achieve market acceptance. The Company's or its customers' failure to develop and introduce new products successfully and in a timely manner would materially adversely affect the Company's business, financial condition or operating results. Certain customers may defer or return orders for existing products in response to the introduction of new products. Although the Company maintains reserves against any such returns, there can be no assurance that such resources will be adequate.

  Lengthy Sales Cycle. The Company's products are generally incorporated into a customer's products at the design stage. However, customer decisions to use the Company's products (design wins), which can often require significant expenditures by the Company without any assurance of success, often precede volume sales, if any, by a year or more. If a customer decides at the design stage not to incorporate the Company's products into its product, the Company will not have another opportunity for a design win with respect to that product for many months or years. Because of such lengthy sales cycle, the Company may experience a delay between increasing expenses for research and development and its sales and marketing efforts and the generation of volume production revenues, if any, from such expenditures. Moreover, the value of any design win will largely depend upon the commercial success of the customer's product. There can be no assurance that the Company will continue to achieve design wins or that any design win will result in future revenues. Failure by the Company to timely develop and introduce products that are incorporated into its customers' products could have a material adverse effect on the Company's business, financial condition or results of operations.

  Product Quality, Performance and Reliability. The fabrication and assembly of ICs is a highly complex and precise process. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. ICs as complex as those offered by the Company often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments. The Company has from time to time in the past experienced product quality, performance or reliability problems. There can be no assurance that defects or failures will not occur in the future relating to the Company's product quality, performance and reliability that may have a material adverse effect on the Company's operating results. If such defects and failures occur, the Company could experience lost revenue, increased costs (including warranty expense and costs associated with customer support), delays in or cancellations or reschedulings of orders or shipments and product returns or discounts, any of which would have a material adverse effect on the Company's business, financial condition or operating results.

  Competition. The high-voltage power supply industry is intensely competitive and characterized by extreme price sensitivity. Accordingly, the most significant competitive factor in the target markets for the Company's products is cost effectiveness. The Company's products face competition from alternative technologies, primarily discrete switchers. The Company believes that at current pricing, the TOPSwitch families of products offer favorable cost performance benefits compared to discrete switchers in many high-volume applications over the power range of approximately 0.5 watts to 150 watts. However, any significant erosion in the price of discrete components, such as high voltage Bipolar and MOSFET transistors and PWM controller ICs, could adversely affect the cost effectiveness of the TOPSwitch products. Also, older alternative technologies to switchers are more cost-effective than switchers that use the Company's TOPSwitch products in certain power ranges for certain applications. If power requirements for certain applications in which the Company's products are currently utilized, such as battery chargers for cellular telephones, drop below certain power levels, these older alternative technologies can be used more cost effectively than TOPSwitch-based switchers. The Company is continuing its efforts to use its extensive system level expertise to enhance the cost effectiveness of TOPSwitch-based switchers in the lower power ranges. There can be no assurance that the Company will be successful in these efforts.

  Recently, the Company's TOPSwitch product families have begun to meet additional competition from hybrid and single high-voltage ICs similar to TOPSwitch. These competing products are being developed or have been developed and are being produced by companies such as Motorola, SGS-Thompson Microelectronics ("SGS"), Samsung and Sanken Electric Company, Ltd. ("Sanken"). The Company expects competition to increase as Motorola, SGS, Samsung, Sanken and possibly other companies develop and introduce new products. To the extent these competitors' products are more cost-effective than the Company's products, the Company's business, financial condition and results of operations could be materially and adversely affected. Many of the Company's emerging competitors, including Motorola, SGS, Samsung and Sanken, have significantly greater financial, technical, manufacturing and marketing resources than the Company. In the context of a market where a high-voltage IC is designed into a customer's product and the provider of such ICs is therefore the sole source of the IC for that product, greater resources and, in particular, greater manufacturing resources, may be a significant factor in the customer's choice of the IC because of the customer's perception of greater certainty in its source of supply. See "Risk Factors--Customer Concentration."

  The Company's ability to compete in its target markets also depends on such factors as the timing and success of new product introductions by the Company and its competitors, the pace at which the Company's customers incorporate the Company's products into their end user products, availability of wafer fabrication and finished good manufacturing capability, availability of adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws and general economic conditions. There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market. Failure of the Company to compete successfully in the high-voltage power supply business would materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

  Dependence on Proprietary Technology. The Company's future success depends in part upon its ability to protect its intellectual property, including patents, trade secrets, and know-how, and to continue its technological innovation. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products.

  The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While the Company has not received formal notice of any infringement of the right of any third party, questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which would have material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the laws of certain foreign countries in which the Company's technology is or may in the future be licensed may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement of the Company's intellectual property.

  Dependence on Key Personnel. The Company's success depends to a significant extent upon the continued service of its executive officers and other key management and technical personnel, and on its ability to continue to attract, retain and motivate qualified personnel, such as experienced systems applications engineers. The competition for such employees is intense. The loss of the services of one or more of the Company's engineers, executive officers or other key personnel or the Company's inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition or operating results. The Company does not have long-term employment contracts with any of its employees. The Company does not have in place "key person" life insurance policies on any of its employees. See "Business--Employees" and "Management."

  Management of Growth. The Company has experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on its resources. To accommodate this growth, the Company will be required to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of its accounting and other internal management systems, all of which may require substantial management efforts. There can be no assurance that such efforts can be accomplished successfully. In addition, any future periods of rapid growth or expansion could be expected to place a significant strain on the Company's limited managerial, financial, engineering and other resources. Relationships with new customers generally require significant engineering support. As a result, any increases in the number of customers using the Company's technology will increase the strain on the Company's resources, particularly the Company's engineers. Any delays or difficulties in the Company's research and development process caused by these factors or others could make it difficult for the Company to develop future generations of its products and to remain competitive. In addition, the rapid rate of hiring new employees could be disruptive and adversely affect the efficiency of the Company's research and development process. Any failure to improve the Company's operational, financial and management systems, or to hire, train, motivate or manage its employees could have a material adverse effect on the Company's business, financial condition and operating results.

  Concentration of Share Ownership and Voting Power; Anti-Takeover
Provisions. Upon the closing of this offering (assuming no exercise of the Underwriters' over-allotment option), officers, directors and affiliates of the Company will beneficially own approximately 27.0% of the Company's outstanding Common Stock. As a result, these stockholders as a group will be able to substantially influence the management and affairs of the Company and, if acting together, would be able to influence most matters requiring the approval by the stockholders of the Company, including election of directors, any merger, consolidation or sale of all or substantially all of the Company's assets and any other significant corporate transactions. The concentration of ownership could have the effect of delaying or preventing a change in control of the Company, reducing the likelihood of any acquisition of the Company at a premium price. See "Principal and Selling Stockholders."

  Upon the closing of this offering, the Company's Board of Directors ("Board of Directors" or "Board") has the authority to issue up to 3,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intention to issue shares of Preferred Stock. In addition, certain provisions of the Company's Amended Certificate of Incorporation, which will become effective upon consummation of this offering, may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. These provisions provide, among other things, that stockholders may not take action by written consent, that the ability of stockholders to call special meetings of stockholders and to raise matters at meetings of stockholders is restricted and that certain amendments of the Company's Certificate of Incorporation, and all amendments of the Company's Bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding shares. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company.

  Broad Management Discretion over Use of Proceeds. The primary purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public capital markets. A significant portion of the anticipated net proceeds to the Company from this offering has not been designated for specific uses. Accordingly, management of the Company will have broad discretion with respect to the use of these funds. See "Use of Proceeds."

  Shares Eligible For Future Sale; Registration Rights. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market price of the Common Stock. Immediately upon the effectiveness of this offering, 4,059,403 shares will be freely tradeable. Commencing 180 days following the date of this offering, an additional 7,379,309 shares will become freely tradeable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 promulgated under the Securities Act of 1933, as amended. Hambrecht & Quist LLC may in its sole discretion and at any time without notice, release all or any portion of the securities subject to such agreements. Immediately after this offering, the Company intends to register approximately 2,582,227 shares of the Company's Common Stock reserved for issuance under its stock option and purchase plans. See "Shares Eligible for Future Sale."

  As of the effective date of the Registration Statement, the holders of 6,258,212 shares of the Company's Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sale might have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock--Registration Rights."

  No Prior Market; Expected Volatility of Stock Price. Prior to this offering there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations between the Company, the Selling Stockholders and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active public market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially adversely affect the market price of the Company's Common Stock. Moreover, the trading prices of many high technology stocks are at or near their historical highs and reflect price/earning ratios substantially above historical norms. There can be no assurance that the trading price of the Company's Common Stock will remain at or near its initial offering price to the public. See "Underwriting."

  Immediate and Substantial Dilution to New Investors. The initial public offering price is substantially higher than the book value per outstanding share of Common Stock. Investors purchasing Common Stock in this offering will, therefore, incur immediate dilution of $8.14 in net tangible book value per share of Common Stock from the initial offering price and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,100,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share are estimated to be $20,483,000 ($26,621,000 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use the net proceeds of this offering primarily for working capital and general corporate purposes. The Company anticipates that approximately $3.0 million of the net proceeds will be used to repay the outstanding balance of the Company's subordinated debt to Hambrecht & Quist Transition Capital, LLC, which bears interest at an annual rate of 12% and which matures on November 15, 1999. See "Underwriting." The Company may in the future use a portion of the net proceeds to make acquisitions of businesses, products or technologies intended to broaden the Company's current product offerings. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. The amount actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. Pending such uses, the Company expects to invest net proceeds in short-term investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's bank credit facility contains covenants that prohibit the Company from paying dividends without prior bank approval.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of June 30, 1997, (ii) the pro forma capitalization to reflect the conversion upon the closing of this offering of all outstanding shares of Preferred Stock into shares of Common Stock, and (iii) the pro forma capitalization as adjusted to reflect the sale of 2,100,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                  JUNE 30, 1997
                                            ---------------------------
                                                   (UNAUDITED)
                                                                  AS
                                            ACTUAL   PRO FORMA ADJUSTED
                                            -------  --------- --------
                                                  (IN THOUSANDS)
Note payable to a certain shareholder (1):
 Current portion........................... $   942   $   942  $   --
 Long-term portion.........................   2,058     2,058
                                            -------   -------  -------
  Total Note payable to a Shareholder......   3,000     3,000      --
                                            -------   -------  -------
Shareholders' equity:
  Convertible Preferred Stock, $0.001 par
   value, 54,000,000 shares authorized,
   45,863,796 shares issued and outstanding
   as of June 30, 1997; 48,863,796 shares
   authorized, none issued and outstanding
   pro forma and as adjusted...............  35,271       --       --
  Common Stock, $0.001 par value,
   100,000,000 shares authorized, 940,347
   shares issued and outstanding as of June
   30, 1997; 40,000,000 shares authorized,
   pro forma; 10,487,270 shares issued and
   outstanding as adjusted (2).............     602    35,873   56,356
  Deferred compensation....................    (531)     (531)    (531)
  Cumulative translation adjustment........     (11)      (11)     (11)
  Accumulated deficit...................... (25,853)  (25,853) (25,853)
                                            -------   -------  -------
    Total shareholders' equity.............   9,478     9,478   29,961
                                            -------   -------  -------
      Total capitalization................. $12,478   $12,478  $29,961
                                            =======   =======  =======

------------
(1) See Note 4 of Notes to Consolidated Financial Statements.
(2) Excludes 1,680,375 shares of Common Stock issuable upon exercise of outstanding options at June 30, 1997 with a weighted average exercise price of $1.02 per share and 474,198 shares of Common Stock issuable upon exercise of outstanding warrants at June 30, 1997 with a weighted average exercise price of $3.65 per share. See "Capitalization" and "Management-- Stock Plans" and Notes 6, 7 and 9 of Notes to Consolidated Financial Statements.

                                   DILUTION

  As of June 30, 1997, the Company had a net tangible book value of approximately $9.5 million or $1.13 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding (reflecting the conversion of all preferred stock into 7,446,923 shares of Common Stock upon the closing of the offering made hereby). Without taking into account any other change in such net tangible book value after June 30, 1997, other than to give effect to the sale by the Company of 2,100,000 shares offered hereby at an assumed initial public offering price of $11.00 per share and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997, would have been approximately $30.0 million, or $2.86 per share. This represents an immediate increase in such net tangible book value of $1.73 per share to existing stockholders and an immediate dilution of $8.14 per share to new investors. The following table illustrates this per share dilution:

  Assumed initial public offering price per share...................       $11.00
    Net tangible book value per share before the offering .......... $1.13
    Increase per share attributable to new investors................  1.73
                                                                     -----
  Pro forma net tangible book value per share after the offering....         2.86
                                                                           ------
  Dilution per share to new investors...............................       $ 8.14
                                                                           ======

  The following table summarizes, on a pro forma basis as of June 30, 1997, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                           ------------------ ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ----------- ------- -------------
  Existing stockholders
   (1)....................  8,387,270   80.0% $36,626,000   61.3%     $4.37
  New investors (1).......  2,100,000   20.0   23,100,000   38.7      11.00
                           ----------  -----  -----------  -----
    Total................. 10,487,270  100.0% $59,726,000  100.0%
                           ==========  =====  ===========  =====

  The above computations assume no exercise of options after June 30, 1997. As of June 30, 1997, there were outstanding options to purchase 1,680,375 shares of Common Stock at a weighted average exercise price of $1.02 per share and outstanding warrants to purchase 474,198 shares of Common Stock at a weighted average exercise price of $3.65 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--Stock Plans" and Notes 6, 7 and 9 of Notes to Financial Statements.
------------
(1) Sales by Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 6,487,270 or approximately 61.9% of the total number of shares of Common Stock outstanding after this offering (or 58.5% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,000,000 or approximately 38.1% of the total number of shares of Common Stock outstanding after the offering (or 41.5% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements not included herein. The consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the Consolidated Financial Statements included elsewhere in this Prospectus and have been audited by and reported on by Arthur Andersen LLP, independent public accountants, and should be read in conjunction with those Consolidated Financial Statements and Notes thereto. The consolidated statement of operations data for the six months ended June 30, 1996 and 1997 and the consolidated balance sheet data at June 30, 1997 are derived from the unaudited financial statements included elsewhere in this Prospectus but have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full year.

                                                                           SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                  JUNE 30,
                              -------------------------------------------  ------------------
                               1992     1993     1994     1995     1996      1996      1997
                              -------  -------  -------  -------  -------  --------  --------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
    CONSOLIDATED STATEMENT
    OF OPERATIONS DATA:
    Net revenues:
      Product sales.........  $   401  $ 1,578  $ 5,027  $17,406  $23,324  $ 11,292  $ 16,709
      License fees and
       royalties............    1,543    4,185    2,099    1,009      619       205       406
                              -------  -------  -------  -------  -------  --------  --------
        Total net revenues..    1,944    5,763    7,126   18,415   23,943    11,497    17,115
                              -------  -------  -------  -------  -------  --------  --------
    Cost of revenues........    2,058    3,764    4,324   12,371   15,546     7,584    10,110
    Gross profit (loss).....     (114)   1,999    2,802    6,044    8,397     3,913     7,005
                              -------  -------  -------  -------  -------  --------  --------
    Operating expenses:
      Research and
       development..........    1,858    2,050    2,366    2,044    3,519     1,591     2,292
      Sales and marketing...    2,660    2,158    2,098    2,744    3,905     1,731     2,569
      General and
       administrative.......      774      958    1,061    1,619    1,558       753       840
                              -------  -------  -------  -------  -------  --------  --------
        Total operating
         expenses...........    5,292    5,166    5,525    6,407    8,982     4,075     5,701
                              -------  -------  -------  -------  -------  --------  --------
    Income (loss) from
     operations.............   (5,406)  (3,167)  (2,723)    (363)    (585)     (162)    1,304
    Interest and other
     expense, net...........       27      (42)     (23)    (406)    (726)     (327)     (353)
                              -------  -------  -------  -------  -------  --------  --------
    Income (loss) before
     provision for income
     taxes..................   (5,379)  (3,209)  (2,746)    (769)  (1,311)     (489)      951
                              -------  -------  -------  -------  -------  --------  --------
    Provision for income
     taxes..................       30      323        6       34       30        10        67
                              -------  -------  -------  -------  -------  --------  --------
    Net income (loss).......  $(5,409) $(3,532) $(2,752) $  (803) $(1,341) $   (499) $    884
                              =======  =======  =======  =======  =======  ========  ========
    Pro forma net income
     (loss) per share.......                                      $ (0.14) $  (0.05)  $  0.09
                                                                  =======  ========  ========
    Pro forma weighted
     average common and
     common equivalent
     shares (1).............                                        9,580     9,513    10,400
                                           DECEMBER 31,
                              -------------------------------------------      JUNE 30,
                               1992     1993     1994     1995     1996          1997
                              -------  -------  -------  -------  -------  ------------------
                                          (IN THOUSANDS)                      (UNAUDITED)
    CONSOLIDATED BALANCE
     SHEET DATA:
    Cash, cash equivalents
     and short-term
     investments............  $   923  $   898  $ 1,551  $ 3,800  $ 7,692       $ 8,343
    Working capital.........      255      683    2,580    7,435    9,757         9,367
    Total assets............    1,799    2,798    5,371   15,729   19,535        22,435
    Long term debt and
     capitalized lease
     obligations, net of
     current portion........      105      202      508    2,219    5,499         4,092
    Stockholders' equity....      702    1,102    3,306    9,512    9,086         9,478

-------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including without limitation, statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from those projected in the forward-looking statements discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. The Company assumes no obligation to update the forward-looking statements.

OVERVIEW

  The Company designs, develops, manufactures and markets proprietary, high-voltage, analog ICs for use in AC to DC power conversion primarily for the cellular telephone, personal computer, cable and direct broadcast satellite and various consumer electronics markets. From its inception in March 1988 through 1993, the Company developed numerous standard and custom products incorporating high levels of features and functionality, each intended to address the needs of various markets. Although the Company was successful in developing the core of its patented technology during this period, market penetration of its products was low because these products were not as cost effective as alternative discrete products. The limited product revenue, combined with the high costs of developing and marketing numerous solutions to numerous target markets, prevented the Company from achieving profitability.

  In 1993, the Company changed its strategy to focus on bringing cost-effective, integrated products to the high-voltage AC to DC power supply markets. As a result, in 1994, the Company completed development of the first of its TOPSwitch family of products. The TOPSwitch family of products, with a proprietary integrated architecture, is designed to address with relatively few products broad applications in a number of high-volume, high- voltage AC to DC power supply markets. The initial target markets addressed by TOPSwitch are particularly sensitive to size, portability, energy efficiency and time-to-market. The TOPSwitch products and the solutions enabled by them are significantly lower in costs than the Company's previous products and the solutions enabled by those products. Commercial shipments of TOPSwitch began in May 1994. Primarily as a result of the increasing sales of TOPSwitch products, the Company's net revenues from product sales more than tripled between 1994 and 1995, increasing from $5.0 million to $17.4 million. Net revenues from product sales increased 34% between 1995 and 1996 and 48% in the first six months of 1997 compared to the first six months of 1996.

  By focusing on the TOPSwitch family of products, the Company was able to more effectively utilize its resources and limit the growth of operating expenses in 1994 and 1995. Because of this and the growth in net revenues, operating expenses were reduced from 77.5% of net revenues in 1994 to 34.8% of net revenues in 1995. In response to increasing market acceptance of its TOPSwitch products and faster revenue growth, in 1996 the Company accelerated its investment in research and development and sales and marketing, including technical customer support, and, as a result, operating expenses increased from $6.4 million in 1995 to $9.0 million in 1996 and from $4.1 million in the first half of 1996 to $5.7 million in the first half of 1997. The Company expects that operating expenses will continue to increase in absolute dollars, but will fluctuate as a percentage of net revenues, as it continues to add resources to research and development, sales and marketing and general and administrative activities.

  The Company has experienced increased net revenues in each of the last four quarters, achieved a positive income from operations in each of the last three quarters, and achieved a positive net income in the quarter ended June 30, 1997. However, the prediction of future operating results is difficult. The Company's future operating results will depend on many factors, including the volume and timing of orders received by the Company from its customers; competitive pressures on selling prices; the volume and timing of orders placed by the Company with its foundries; the availability of raw materials; fluctuations in manufacturing yields, whether resulting from the transition to new foundries or from other factors; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the timing of investments in research and development and sales and marketing; cyclical semiconductor industry conditions; fluctuations in exchange rates, particularly the exchange rates between the U.S. dollar and the Japanese yen; changes in the international business climate and economic conditions generally. There can be no assurance that the Company will be able to sustain profitability on a quarterly or annual basis. See "Risk Factors--Unpredictable and Fluctuating Operating Results."

  The Company licenses certain technologies and grants limited product manufacturing and marketing rights to strategic partners in return for foundry relationships, license fees and product royalty arrangements. Prior to the introduction of TOPSwitch in 1994, the Company's analog ICs generated limited product sales while license fees and prepaid royalties accounted for a significant percentage of the Company's total revenues. In future periods, the Company expects license fees and royalties to consist primarily of royalties on products shipped by licensees incorporating licensed technology, and anticipates that license fees and royalties will account for a small percentage of net revenues. The Company does not expect significant prepaid license fees from future license agreements.

  A significant portion of the Company's cost of revenues consists of the cost of wafers. The Company's contracts for its foundries' services are denominated in Japanese yen. Changes in the exchange rate between the U.S. dollar and the Japanese yen subject the Company's gross profit and operating results to the potential for material fluctuations. From time to time, as the Company's strategic partners close old production lines and move to new fabrication facilities, the Company must absorb a portion of the costs of physically moving the manufacturing of the Company's products to new production lines, including the costs of installation of new process technologies. See "Risk Factors--Dependence on Outside Manufacturing and Assembly," "Business--Sales, Distribution and Marketing" and "Business--Manufacturing."

  Approximately half of the Company's sales are made to distributors under terms allowing certain rights of return and price protections for the Company's products held in the distributors' inventories. Therefore, the Company defers recognition of revenue and the proportionate cost of revenues derived from sales to distributors until such distributors resell the Company's products to their customers. The gross profit deferred as a result of this policy is reflected as "deferred income on sales to distributors" on the Company's consolidated balance sheet. See Note 2 of Notes to Consolidated Financial Statements.

  In connection with the issuance of stock options and common stock to employees and consultants, the Company has recorded deferred compensation in the aggregate amount of approximately $566,000, representing the difference between the deemed fair market value of the Company's common stock and the exercise price of stock options at the date of grant. The Company is amortizing the deferred compensation expense over the applicable vesting period, which is typically four years. For the six month period ended June 30, 1997, the first period effected by this deferred compensation charge, the amortization expense was approximately $35,000, allocated to the appropriate operating expense items. No compensation expense related to any other periods presented has been recorded. See Note 9 of Notes to Consolidated Financial Statements.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." The requirements of SFAS No. 128 will become effective for the Company's year ending December 31, 1997. If SFAS No. 128 had been applied by the Company, pro forma basic income (loss) per share would have been $(0.14), $(0.05) and $0.09 for the year end December 31, 1996, and for the six month periods ended June 30, 1996 and 1997, respectively, and pro forma diluted income (loss) per share would have been $(0.14), $(0.05) and $0.09 for the same periods.

RESULTS OF OPERATIONS

  The following table sets forth certain operating data as a percentage of total net revenues for the periods indicated.

                                  PERCENTAGE OF TOTAL NET REVENUES
                               -----------------------------------------------
                                                               SIX MONTHS
                               YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                               ---------------------------   -----------------
                                1994      1995      1996      1996      1997
                               -------   -------   -------   -------   -------
                                                               (UNAUDITED)
Net revenues:
  Product sales..............     70.5%     94.5%     97.4%     98.2%     97.6%
  License fees and
   royalties.................     29.5       5.5       2.6       1.8       2.4
                               -------   -------   -------   -------   -------
    Total net revenues.......    100.0     100.0     100.0     100.0     100.0
                               -------   -------   -------   -------   -------
Cost of revenues.............     60.7      67.2      64.9      66.0      59.1
                               -------   -------   -------   -------   -------
Gross profit.................     39.3      32.8      35.1      34.0      40.9
                               -------   -------   -------   -------   -------
Operating expenses:
  Research and development...     33.2      11.1      14.7      13.8      13.4
  Sales and marketing........     29.4      14.9      16.3      15.1      15.0
  General and
   administrative............     14.9       8.8       6.5       6.5       4.9
                               -------   -------   -------   -------   -------
    Total operating
     expenses................     77.5      34.8      37.5      35.4      33.3
                               -------   -------   -------   -------   -------
Income (loss) from
 operations..................    (38.2)     (2.0)     (2.4)     (1.4)      7.6
Interest and other expense,
 net.........................      (.3)     (2.2)     (3.1)     (2.9)     (2.0)
                               -------   -------   -------   -------   -------
Income (loss) before
 provision for income taxes..    (38.5)     (4.2)     (5.5)     (4.3)      5.6
                               -------   -------   -------   -------   -------
Provision for income taxes...       .1        .2        .1        --        .4
                               -------   -------   -------   -------   -------
Net income (loss)............    (38.6)%    (4.4)%    (5.6)%    (4.3)%     5.2%
                               =======   =======   =======   =======   =======

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND 1997

  Net revenues. Net revenues consist of revenues from product sales, which are calculated net of returns and adjustments, plus license fees and royalties paid by licensees of the Company's technology. Net revenues increased 48.9% from $11.5 million for the six months ended June 30, 1996 to $17.1 million for the six months ended June 30, 1997. Net revenues from product sales represented $11.3 million and $16.7 million of net revenues for the first six months of 1996 and 1997, respectively. The increase in net revenues from product sales was due primarily to increased sales of the Company's TOPSwitch family of products and, to a lesser extent, initial sales of the TOPSwitch-II family of products, which began commercial shipment in April 1997. Net revenues also grew because of an increase in royalty revenues, from $205,000 to $406,000 in the two periods, respectively.

  International sales increased by $5.1 million in the first six months of 1997 compared to the first six months of 1996, growing from approximately 72% of net revenues to approximately 79% respectively. Although the power supplies using the Company's products are designed and distributed worldwide, most of such power supplies are manufactured in Asia. As a result, the largest portion of the Company's revenues is derived from sales to this region. The Company expects international revenue to continue to account for a large portion of the Company's net revenues. See "Risk Factors--Risks of International Sales."

  For the six months ended June 30, 1996, net revenues from two customers accounted for approximately 14% and 15% of net revenues. For the six months ended June 30, 1997, net revenues from two different customers accounted for approximately 13% and 19% of net revenues. For both periods, no other customer accounted for more than 10% of net revenues. See "Risk Factors--Customer Concentration" and Note 2 of Notes to Consolidated Financial Statements.

  Gross profit. Gross profit is equal to net revenues less cost of revenues. The Company's cost of revenues consists primarily of costs associated with the purchase of wafers from MEC and OKI, the assembly and packaging of its products, and internal labor and overhead associated with the testing of both wafers and packaged components. These costs include expenses incurred in connection with the physical move of the manufacturing of the Company's products between wafer production lines at both of its foundry suppliers and with the installation of new process technologies at these foundries, which may recur from time to time and adversely effect the Company's cost of revenues.

  Gross profit increased from $3.9 million, or 34.0% of net revenues, to $7.0 million, or 40.9% of net revenues, in the first six months of 1996 and 1997, respectively, due to the combined effects of the absorption of certain fixed costs over the increased sales volume, lower prices for wafers, partially as a result of favorable foreign exchange rates, and improved packaging costs. During this period the Company has experienced an improved foreign exchange rate between the U.S. dollar and the Japanese yen, contributing approximately $350,000, or approximately 2 percentage points, of the gross profit. Gross profit in future periods may be influenced by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

  Research and development expenses. Research and development expenses consist primarily of employee-related expenses, expensed material and facility costs associated with the development of new processes and new products. The Company also expenses prototype wafers and mask sets related to new products as research and development costs until new products are released to production. Research and development expenses increased by 44.1%, from $1.6 million in the first six months of 1996 to $2.3 million in the first six months of 1997. The increase was primarily the result of increased salaries and other costs related to the hiring of additional engineering personnel, outside consulting fees and expensed prototype materials resulting from the transition of foundry manufacturing processes with MEC and OKI. These expenses fell slightly as a percentage of net revenues from 13.8% in the first six months of 1996 to 13.4% in the comparable period of 1997 due to increased sales. The Company expects that research and development expenses will continue to increase in absolute dollars but will fluctuate as a percentage of net revenues.

  Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related expenses, commissions to sales representatives and facilities expenses, including expenses associated with the Company's regional sales and support offices. Sales and marketing expenses increased 48.4%, from $1.7 million in the first six months of 1996 to $2.6 million in the first six months of 1997, both representing 15% of net revenues. This increase represents the addition of personnel to support international sales and field application engineers. The Company expects that sales and marketing expenses will continue to increase in absolute dollars but will fluctuate as a percentage of net revenues.

  General and administrative expenses. General and administrative expenses consist primarily of employee-related expenses for administration, finance, human resources and general management, and legal and auditing expenses. In the first half of 1996 and 1997, general and administrative expenses were $753,000 and $840,000, which represented 6.5% and 4.9% of net revenues, respectively. This increase in absolute dollars is attributable to additional headcount to support the growth in the volume of sales. The Company expects that general and administrative expenses will continue to increase in absolute dollars but will fluctuate as a percentage of net revenues.

  Interest and other expense, net. Interest and other expense of $327,000 and $353,000 in the first half of 1996 and 1997, respectively, reflects interest incurred by the Company on its capital equipment lease obligations and on the $3.0 million of subordinated debt originated in the second quarter of 1996, partially offset by interest income earned on its cash and short-term investments. The Company expects to pay off the subordinated debt with the proceeds of this offering but to continue to utilize term debt to finance its capital equipment needs. The Company further expects to realize additional interest income in future periods from higher cash balances resulting from the proceeds of this offering. See "Use of Proceeds" and "Underwriting."

  Provision for income taxes. Provision for taxes for the six months ended June 30, 1996 and 1997 represent Federal and state minimum taxes and foreign taxes. As of December 31, 1996, the Company had net operating loss carryforwards for Federal and state income tax reporting purposes of approximately $23.0 million and $6.5 million, respectively, which expire at various dates through 2011. See Note 8 of Notes to Consolidated Financial Statements. The Company's ability to utilize such operating losses will be dependent on several key factors including the Company's future level of revenue and profitability, its market capitalization and change in ownership.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  Net Revenues. Net revenues were $7.1 million, $18.4 million and $23.9 million in 1994, 1995 and 1996, respectively. Net revenues from product sales were $5.0 million, $17.4 million and $23.3 million in the same three fiscal years, respectively, reflecting the growth in the Company's TOPSwitch family of products, which comprised 18%, 68% and 79% of net revenues from product sales in 1994, 1995 and 1996, respectively. For 1994, three customers accounted for approximately 11%, 12% and 24% of net revenues. For 1995, three customers accounted for approximately 12%, 20% and 21% of net revenues. For 1996, no individual customer accounted for more than 10% of net revenues. See
Note 2 of Notes to Consolidated Financial Statements. License fees consisted of payments from foundry and technology licensing agreements with MEC and OKI and a prior foundry. License fees have declined as fees payable pursuant to license agreements executed in June 1990 and June 1993 sequentially declined in accordance with the terms of those agreements. In future periods, the Company expects license fees and royalties to consist primarily of royalties paid on shipments by MEC and OKI of products that incorporate the Company's licensed technologies.

  Gross profit. Gross profit was $2.8 million, $6.0 million and $8.4 million, representing 39.3%, 32.8% and 35.1% of net revenues, in 1994, 1995 and 1996, respectively. The decline in gross profit as a percent of net revenues in 1995 as compared to 1994 was due to the lower license fees in 1995. Gross profit from product sales during 1994 and 1995 rose from 14.0% to 28.9% of net revenues from product sales, respectively, reflecting the effects of absorption of fixed costs over increased sales volume and lower unit costs for wafers, despite the impact of unfavorable foreign exchange rates. The increase in gross profit in absolute dollars and as a percent of net revenues in 1996 over 1995 continued to reflect the absorption of fixed costs over a larger sales volume and reductions in prices for wafers, partially as a result of favorable exchange rates, and packaged assemblies.

  Research and development expenses. Research and development expenses were $2.4 million, $2.0 million and $3.5 million, which represented 33.2%, 11.1% and 14.7% of net revenues, in 1994, 1995 and 1996, respectively. The decline in research and development expenses in 1995 as compared to 1994 was primarily due to a general reduction in staffing in 1994 to lower operating losses and conserve cash. Research and development expenses increased 72.2% in 1996 compared to 1995 due to decisions to invest more heavily in the development of the Company's technology to expand the cost effective power range of the Company's TOPSwitch products. However, there can be no assurance that the Company's increased research and development activities will be successful or will lead to increased sales of the Company's current or future products.

  Sales and marketing expenses. Sales and marketing expenses were $2.1 million, $2.7 million and $3.9 million, which represented 29.4%, 14.9% and 16.3% of net revenues, in 1994, 1995 and 1996, respectively. This increase in absolute dollars reflected the addition of staff in both sales and application engineering to improve the Company's ability to facilitate customers' use of the Company's products in the design of new power supplies for specific applications. The increased spending also reflects higher commissions resulting from the increase in sales volume. The fluctuation in sales and marketing expense as a percentage of net revenues reflects primarily the increase in sales.

  General and administrative expenses. General and administrative expenses were $1.1 million, $1.6 million and $1.6 million, which represented 14.9%, 8.8% and 6.5% of net revenues, in 1994, 1995 and

1996, respectively. As a percentage of net revenues, general and administrative expenses decreased, reflecting primarily the increase in sales.

  Interest and other expense, net. Interest and other expense, net, was $23,000, $406,000 and $726,000, representing .3%, 2.2% and 3.1% of net revenues, in 1994, 1995 and 1996, respectively. The increases reflect increases in borrowings under the Company's capital lease lines, primarily to finance the addition of test equipment to expand capacity to meet the increased volume of sales and, in 1996, the addition of $3.0 million in subordinated debt to provide additional cash to support operations.

  Provision for income taxes. Provision for income taxes during 1994, 1995 and 1996 represented Federal and state minimum taxes and foreign taxes. As of December 31, 1996, the Company had net operating loss carryforwards for Federal and state income tax reporting purposes of approximately $23.0 million and $6.5 million, respectively, which expire at various dates through 2011. See Note 8 of Notes to Consolidated Financial Statements. The Company's ability to utilize such operating losses will be dependent on several key factors including the Company's future level of revenue and profitability, its market capitalization and change in ownership.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain consolidated statement of operations data for each of the six quarters in the period ended June 30, 1997, as well as the percentage of the Company's net revenues represented by each item. This information has been derived from the Company's unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's annual audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results for any subsequent period or for the entire fiscal year.

                                              QUARTER ENDED
                         --------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                           1996      1996     1996      1996     1997      1997
                         --------- -------- --------- -------- --------- --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues:
  Product sales.........  $6,045    $5,247   $5,354    $6,678   $6,831   $ 9,878
  License fees and
   royalties............      78       127      204       210      235       171
                          ------    ------   ------    ------   ------   -------
    Total net revenues..   6,123     5,374    5,558     6,888    7,066    10,049
                          ------    ------   ------    ------   ------   -------
Cost of revenues........   4,040     3,544    3,740     4,222    4,321     5,789
                          ------    ------   ------    ------   ------   -------
Gross profit............   2,083     1,830    1,818     2,666    2,745     4,260
                          ------    ------   ------    ------   ------   -------
Operating expenses:
  Research and
   development..........     705       886      968       960    1,077     1,215
  Sales and marketing...     805       926    1,015     1,159    1,105     1,464
  General and
   administrative.......     398       355      439       366      410       430
                          ------    ------   ------    ------   ------   -------
    Total operating
     expenses...........   1,908     2,167    2,422     2,485    2,592     3,109
                          ------    ------   ------    ------   ------   -------
Income (loss) from
 operations.............     175      (337)    (604)      181      153     1,151
Interest and other
 expense, net...........    (138)     (189)    (178)     (221)    (214)     (139)
                          ------    ------   ------    ------   ------   -------
Income (loss) before
 provision for income
 taxes..................      37      (526)    (782)      (40)     (61)    1,012
Provision for income
 taxes..................       2         8        6        14       10        57
                          ------    ------   ------    ------   ------   -------
Net income (loss).......  $   35    $ (534)  $ (788)   $  (54)  $  (71)  $   955
                          ======    ======   ======    ======   ======   =======
Pro forma net income
 (loss) per share.......  $  --     $(0.06)  $(0.08)   $(0.01)  $(0.01)  $  0.09
                          ======    ======   ======    ======   ======   =======
Pro forma weighted
 average common and
 common equivalent
 shares.................  10,347     9,549    9,643     9,649    9,653    10,400

                                     PERCENTAGE OF TOTAL NET REVENUES
                         ----------------------------------------------------------
                         MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,
                           1996      1996      1996      1996      1997      1997
                         --------- --------  --------- --------  --------- --------
Net revenues:
  Product sales.........    98.7%    97.6%      96.3%    97.0%      96.7%    98.3%
  License fees and
   royalties............     1.3      2.4        3.7      3.0        3.3      1.7
                           -----    -----      -----    -----      -----    -----
    Total revenues......   100.0    100.0      100.0    100.0      100.0    100.0
                           -----    -----      -----    -----      -----    -----
Cost of revenues........    66.0     65.9       67.3     61.3       61.2     57.6
Gross profit............    34.0     34.1       32.7     38.7       38.8     42.4
                           -----    -----      -----    -----      -----    -----
Operating expenses:
  Research and
   development..........    11.5     16.5       17.4     13.9       15.2     12.1
  Sales and marketing...    13.1     17.2       18.3     16.8       15.6     14.6
  General and
   administrative.......     6.5      6.7        7.9      5.4        5.9      4.2
                           -----    -----      -----    -----      -----    -----
    Total operating
     expenses...........    31.1     40.4       43.6     36.1       36.7     30.9
                           -----    -----      -----    -----      -----    -----
Income (loss) from
 operations.............     2.9     (6.3)     (10.9)     2.6        2.1     11.5
Interest and other
 expense, net...........    (2.3)    (3.5)      (3.2)    (3.2)      (3.0)    (1.4)
                           -----    -----      -----    -----      -----    -----
Income (loss) before
 provision for income
 taxes..................     0.6     (9.8)     (14.1)    (0.6)      (0.9)    10.1
Provision for income
 taxes..................      --      0.1        0.1      0.2        0.1      0.6
                           -----    -----      -----    -----      -----    -----
Net income (loss).......     0.6%    (9.9)%    (14.2)%   (0.8)%     (1.0)%    9.5%
                           =====    =====      =====    =====      =====    =====

  Net revenues in the second and third quarters of 1996 decreased from net revenues in the first quarter of 1996 due primarily to the termination of a significant PC desktop program by one of the Company's end-users. The Company's net revenues increased in each of the four consecutive quarters through the quarter ended June 30, 1997, primarily due to increased shipments of the Company's TOPSwitch family of products. These increased shipments were due to growth in the volume of sales from existing customers, the addition of new customers and, in the second quarter of 1997, the introduction of the TOPSwitch II product family. In the second quarter of 1997 the Company experienced a significant increase in net revenues from product sales resulting in a net revenue increase of 42.2% over the first quarter of 1997. Several factors contributed to this increase including a significant increase in orders from one customer which represented approximately 20% of net product revenue in the second quarter, an expansion in order volume from other customers, primarily in the cellular telephone and desktop PC stand-by power supply markets and an increase in the number of customers ordering production level quantities of product. Similar growth rates are not expected in future periods. See "Risk Factors--Unpredictable and Fluctuating Operating Results."

  The Company's gross profit generally increased as a percentage of net revenues during the six quarters ended June 30, 1997. Gross profit in the third quarter of 1996 declined due to the lower absorption of manufacturing costs resulting from a reduced level of production as the Company worked off excess inventories.

  Research and development expenses generally increased in absolute terms during the six quarters presented, primarily due to increased staffing in the areas of new product design and technology development. As a percentage of net revenues, research and development expenses increased in the second and third quarters of fiscal 1996 over the first quarter due to an increase in expenses resulting from additional staffing and a lower net revenue base. During the three quarters ended June 30, 1997, research and development expenses fluctuated as a percentage of net revenues. The decline in the quarter ended June 30, 1997 was due to an increase in net revenues.

  Sales and marketing expenses generally increased in absolute dollars over the six quarters presented, primarily due to the additional staffing in sales and application engineering and the higher level of sales commissions in the three quarters ended June 30, 1997 due to the higher level of net revenues from product sales.

  General and administrative expenses increased only slightly during the six quarters and declined overall as a percentage of net revenues as net revenues increased. The increase in spending in the third quarter of 1996 was due to additional provisions for professional fees and severance pay while the increases in the first and second quarters of 1997 were due to general, non-staffing, expenses associated with the increase in business activity, including legal, audit and supplies and employee activity expenses.

  Interest and other expense, net, increased in the third and fourth quarters of 1996 due to the increase in interest expense resulting from increased borrowings under the Company's capital lease lines, and interest expense resulting from the $3.0 million subordinated debt incurred in May of 1996. The decline of interest and other expenses, net, in each of the first and second quarters of 1997, is due to increased interest income from higher cash balances created by a net positive cash flow in the fourth quarter of 1996 as the Company worked off excess inventory.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded operations primarily through revenues from product sales and the sale of approximately $35.3 million in convertible preferred stock, to a lesser extent, the Company has also funded operations through the sales of technology licenses and engineering design services totaling approximately $13.4 million, and various capital equipment lease lines with terms extending from thirty-six to forty-eight months, a $3.0 million subordinated note with Hambrecht & Quist Transition Capital, LLC, an affiliate of Hambrecht & Quist LLC, one of the Representatives of the Underwriters, and an $8.0 million revolving line of credit with Imperial Bank. A portion of the credit line is used to back up letters of credit which the Company provides to MEC and OKI prior to the shipment of wafers by the foundries to the Company. The balance of this line is unused and available. The line of credit is secured by substantially all of the Company's assets. The line of credit agreement contains financial covenants and requires that the Company maintain profitability on a quarterly basis and not pay or declare dividends without the bank's consent. The Company was in compliance with its covenants at June 30, 1997. In the past, the lender modified the line of credit agreement to ensure that the Company remained in compliance. To date there has been no impact on the Company's business or results of operations due to non-compliance with such covenants. Currently the Company has a capital equipment lease line with Finova Capital Corporation with a commitment of $3.0 million, of which approximately $2.0 million was outstanding at June 30, 1997. See Note 9 of Notes to Consolidated Financial Statements.

  As of June 30, 1997, the Company had working capital of $9.4 million, including a short-term component of deferred income on sales to distributors of $1.2 million. Without the deferred income reserve, working capital would have been $10.6 million.

  At June 30, 1997, the Company had cash, cash equivalents and short-term investments of $8.3 million and no borrowings outstanding on its bank line of credit. The Company's operating activities used cash of $3.5 million, $2.9 million and $1.6 million in fiscal 1994 and 1995 and for the six months ended June 30, 1996 and generated cash of $1.1 million and $2.1 million in fiscal 1996 and for the six months ended June 30, 1997, respectively. Cash used in operations for fiscal 1994 was principally the result of the net loss and the increases in accounts receivable and inventories. Cash used in operations for fiscal 1995 was principally the result of the net loss and the increases in accounts receivable and inventories, partially offset by an increase in accounts payable. Cash generated in 1996 reflects an increase in depreciation and amortization and a decrease in accounts receivable and inventories. Cash generated in the six months ended June 30, 1997 was principally the result of the net income, depreciation and amortization, an increase in accounts payable, partially offset by an increase in accounts payable.

  The Company's investing activities used cash of $1.0 million, $1.7 million, $4.2 million and $908,000 in 1994, 1995, 1996 and the six months ended June 30, 1997, respectively. In 1994, 1995 and the six months ended June 30, 1997, such investing activities were principally for equipment and leasehold improvements. In 1996, $3.6 million was used for purchases of short-term investments and the balance was for equipment and leasehold improvements.

  At December 31, 1996, the Company had net operating loss carryforwards for Federal and state tax reporting purposes of approximately $23.0 million and $6.5 million, respectively, expiring at various dates through 2011. The Company anticipates that the sale of Common Stock by the Company and the Selling Stockholders in this offering will cause an annual limitation on the use of its net operating loss carryforwards pursuant to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986, as amended. The Company currently estimates that this limitation will not materially impact its utilization of its net operating loss carryforwards in the near term.

  The Company believes that cash generated from operations, together with its existing sources of liquidity and the net proceeds to the Company from this offering will satisfy the Company's projected working capital and other cash requirements for at least the next 12 months.

                                   BUSINESS

OVERVIEW

  Power Integrations, Inc. (the "Company") designs, develops and markets proprietary, high-voltage, analog integrated circuits ("ICs") for use in AC to DC power conversion. The Company has targeted high-volume power supply markets, including the cellular telephone, personal computer, cable and direct broadcast satellite and various consumer electronics markets. The Company's ICs cost effectively bring the benefits of high levels of integration to AC to DC switching supplies. The Company believes that the products in its TOPSwitch family of high-voltage ICs, introduced in 1994, are the first highly integrated power conversion ICs to achieve widespread market acceptance. An enhanced family, TOPSwitch-II, was introduced in April 1997.

INDUSTRY BACKGROUND

  Virtually every electronic device that plugs into a wall socket requires some type of power supply. These power supplies convert incoming high-voltage, alternating current ("AC") provided by electric utilities into low-voltage direct current ("DC") that can be used by electronic devices. Additionally, rechargeable, portable products, such as cellular phones and laptop computers, also need an AC to DC power supply to recharge their batteries.

  Historically, AC to DC power supplies have used large, inefficient transformers which operate at low frequencies to transform high-voltage current to low-voltage current. In the 1970s, the invention of high-voltage discrete semiconductors enabled the development of a new generation of AC to DC power supplies. These new AC to DC "switching" power supplies ("switchers") used a high-voltage discrete semiconductor along with other components to generate high frequency pulses of power enabling the use of smaller, more efficient transformers to lower the voltage. Although these discrete switchers offered advantages over older technologies, over the years they have not kept pace with the rapid integration in the electronic devices they power.

  Recent market trends in electronics have created new requirements for power supplies. The proliferation of portable electronic devices, particularly in wireless communications and mobile computing, has created a global market where consumers demand that new generations of electronic devices become smaller and lighter. This expectation of increasingly compact systems has driven end user demand for smaller, lighter power supplies. Another major trend affecting power supplies is the growing awareness of the financial and environmental costs of excess energy consumption. Growing environmental concerns have resulted in government guidelines, such as the voluntary "Energy Star" rating in the United States, as well as in many foreign countries, which encourage the use of more energy efficient electronic devices from home appliances to personal computers. In addition, manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market by decreasing component count and simplifying system design.

  As the pressures from these market forces have increased, the limitations of discrete switchers have become more pronounced. Discrete switchers require numerous components which limit the power supply designers' ability to reduce the size, increase the functionality and improve the efficiency of switchers while at the same time meeting stringent market cost requirements. In addition, discrete switchers involve a high level of system complexity which limits the scalability of designs and increases time-to-market and development risks for new products.

  Despite these shortcomings, discrete switchers remain in widespread use in the large market for high-voltage switchers within the 0.5 to 150 watt power range. This market includes switchers for cellular phone chargers, personal computers, cable and direct broadcast satellites and numerous other consumer and industrial electronic devices. To address the shortcomings of discrete switchers, attempts have been made to replace discrete switchers with integrated switchers through the use of high-voltage analog ICs. Prior attempts did not achieve widespread acceptance in the marketplace because they were not as cost-effective as discrete alternatives. Consequently, the Company believes that a substantial market opportunity exists for high-voltage ICs that achieve a system cost that is better than or at parity with existing solutions.

THE COMPANY'S HIGHLY INTEGRATED SOLUTION

  The Company has developed a family of high-voltage ICs which the Company believes are the first highly integrated power conversion ICs to achieve widespread market acceptance. Since introducing its TOPSwitch products in 1994, the Company has shipped approximately 50 million TOPSwitch ICs. These patented ICs achieve a high level of system integration by combining a controller, MOSFET and a number of other electronic components into a single analog IC. The Company's TOPSwitch products enable many power supplies in the
0.5 to 150 watt range to have a total cost equal to or lower than discrete switchers. The Company's TOPSwitch products offer the following key benefits to power supplies:

  FEWER COMPONENTS, REDUCED SIZE AND ENHANCED FUNCTIONALITY

  The Company's highly integrated TOPSwitch ICs enable the design and production of cost-effective switchers that use up to 50% fewer components and have enhanced functionality compared to discrete-based solutions. For example, the Company's integrated circuits provide thermal and short circuit protection without increasing system cost while discrete switchers must add additional components and cost to provide these functions.

  IMPROVED EFFICIENCY

  The Company's integrated circuit also improves electrical efficiency which reduces power consumption and excess heat generation. The Company's patented low-loss, high-voltage device, combined with its control circuitry, improves overall electrical efficiency during both full operation and stand-by mode.

  REDUCED TIME-TO-MARKET

  The Company's integrated circuit enables a less complex system architecture that greatly simplifies system design for power supply designers. This allows manufacturers to leverage their existing TOPSwitch designs for new products, which results in shorter time to market and reduced product development risk.

  WIDE POWER RANGE AND SCALABILITY

  Products in the Company's current TOPSwitch families of products share a common proprietary architecture but vary in power capability to address a power range of 0.5 to 150 watts. The Company's scalable architecture allows switcher designers to leverage their existing TOPSwitch-based designs to easily develop a wide range of products to address many different power supply markets.

STRATEGY

  The Company's objective is to be the leading provider of high-voltage power conversion ICs. The Company intends to pursue the following strategies to accelerate adoption of its products:

  Target High-Volume Markets. The Company's strategy is to use its technology and products to deliver cost-effective integrated solutions to high-volume AC to DC switching power supply markets. The Company's proprietary TOPSwitch architecture was designed to be used cost effectively over a wide power range in multiple applications. The scalable TOPSwitch architecture allows the Company to leverage a small number of products across a broad range of high-volume markets, thereby gaining economies of scale and enhancing the Company's competitiveness.

  Focus on Markets that Can Derive Significant Benefits from Integration. The Company is initially focusing its efforts on those markets that are particularly sensitive to size, portability, energy efficiency and time to market issues. The Company achieved early success penetrating the cellular phone fast charger market as the cellular phone industry has moved from stand-alone desktop chargers to more portable travel chargers. The Company has also achieved rapid growth in the desktop PC market due to the market's recent demand for stand-by power capability. As other markets emerge as significant opportunities for the Company's TOPSwitch products, the Company intends to focus its resources on the development and penetration of these markets. See "Risk Factors--Concentration of Applications."

  Deliver Systems Solution and Provide Applications Expertise. To accelerate market adoption of the TOPSwitch products, the Company offers its customers comprehensive application design support. This system level support includes extensive application notes and production-ready reference design boards. The Company provides application engineering support out of the Company's headquarters and through field application engineering labs located in England, India, Japan, Korea, Singapore and Taiwan. The Company has committed substantial resources to system support by dedicating approximately 15% of its workforce to applications engineering. The Company believes its power supply systems expertise and investment in field applications engineering provide it with significant competitive advantages.

  Extend Technological Leadership in High-voltage Analog ICs. The Company's technology leadership is based on high-voltage analog device structures and wafer fabrication processes coupled with analog circuit designs that have resulted in 23 U.S. patents and 33 foreign patents. These patents, in combination with the Company's other intellectual property, form the basis of the Company's TOPSwitch product families. The Company recently introduced an enhanced TOPSwitch product family that provides improved power capability and system cost advantages while preserving the design simplicity of the Company's original TOPSwitch products. The Company continues to improve its high-voltage analog device structures, wafer fabrication processes and analog circuit designs and seeks to obtain additional patents to protect its intellectual property.

  Leverage Patented Technology in Strategic Partnerships. The Company has established strategic partnerships with MEC and OKI in order to obtain high volume manufacturing resources, broader market penetration and royalty revenues. The wafer manufacturing relationships with MEC and OKI enable the Company to focus on product design and marketing while minimizing fixed costs and capital expenditures. MEC and OKI also have licensed the right to manufacture products for sale in certain geographic regions and for internal consumption. See "Risk Factors--Dependence on Outside Manufacturing and Assembly."

PRODUCTS

  The Company has developed a series of product families that utilize its high-voltage analog technology, analog IC design capabilities and power conversion system expertise.

  THE TOPSWITCH PRODUCT FAMILIES

  The Company's TOPSwitch high-voltage analog IC products are able to meet the power conversion needs of a wide range of applications within high volume markets. Sales of TOPSwitch products accounted for 74% and 89% of the Company's net revenues in 1996 and the first six months of 1997, respectively.

  TOPSwitch. The TOPSwitch family consists of 13 products, the first of which was introduced in 1994. The key benefits of the TOPSwitch family compared to discrete switchers are fewer components, reduced size, enhanced functionality and lower cost in many applications. The Company's TOPSwitch products achieve a high level of system integration by combining a PWM controller, a high-voltage MOSFET and a number of other electronic components into a single 3-pin package. The TOPSwitch products are produced in two high-voltage versions--a 350 volt version which is required for the 115VAC switcher markets (e.g. United States and Japan) and a 700 volt version which is required for the 230VAC switcher markets (e.g. Europe and International).

  TOPSwitch II. The TOPSwitch II family currently consists of 11 products, the first of which was introduced in April 1997. The TOPSwitch II products further lower the switcher costs by improving the performance of TOPSwitch and broadening the availability of a low cost package for low power applications. The TOPSwitch II family utilizes the same proprietary architecture used in the original TOPSwitch family, thereby enabling switcher designers experienced with TOPSwitch to take advantage of the TOPSwitch II benefits without implementing a new architecture.

  OTHER PRODUCTS

  The Company's products also include the SMP family, the INT family and a limited number of custom products. Sales of these products accounted for 26% and 11% of the Company's net revenues in 1996 and the first six months of 1997, respectively. The Company expects revenue from these products to continue to decline as a percentage of net revenues.

  SMP. The SMP family is the original line of power conversion products developed by the Company for the AC to DC power supply market. These products are used in applications where switcher designers are willing to pay a premium price for additional features such as variable frequency.

  INT. The INT products are interface drivers for motor control applications which utilize the Company's high-voltage process technology.

  Custom Products. The Company also manufactures a limited number of custom products, including a hook switch for telephones.

MARKETS & CUSTOMERS

  The Company's strategy is to target high-volume power supply markets and to initially focus on those markets that can derive significant benefits from its TOPSwitch products. The following chart shows representative customers, which in some cases are also end users, of the Company's TOPSwitch products in power supplies in several major market segments.

    MARKET SEGMENT               CUSTOMERS

    Cellular Phones
     Battery Chargers........... Motorola, Nokia, Phihong Enterprises, Samsung
                                 Electronics
  -----------------------------------------------------------------------------
    Desktop Computers
     Stand-by Power............. API (Sun Moon Star), Astec, Delta
                                 Electronics, Intertek, Liteon
  -----------------------------------------------------------------------------
    Cable and Direct Broadcast
     Satellite                   Amstrad, API, Grundig Hughes, Nokia, Pace
     Set-top Decoders........... Micro Technology, Scientific Atlanta
     Cable Telephone............ ADC Telecom, Alltemated, Phillips, Tellabs
  -----------------------------------------------------------------------------
    PC Peripherals
     Multi-media Monitor
     (Audio).................... Acer, Sony
     Universal Serial Bus....... Nokia, Philips, Samsung, Sony
     Removable Mass Storage..... Anam Instruments (End User: Iomega)
  -----------------------------------------------------------------------------
    Consumer
     TV......................... Daewoo, Samsung, Sony
     VCR........................ Daewoo
     DVD........................ Malata, Samsung
  -----------------------------------------------------------------------------
    Industrial
     Utility Meters.............  General Electronics Corporation, Schlumberger
     Uninterrupted Power         Exide Electronics
      Supply....................

  CURRENT PRIMARY MARKETS

  Cellular Phones. In 1996, approximately 60 million cellular phones were sold worldwide. This market is estimated to grow to approximately 98 million cellular phones worldwide by 2001. Demand in this market is driven by low cost, ease of use, portability and miniaturization. The Company believes that these factors have created a substantial market opportunity for small, efficient power supplies for battery chargers. The Company intends to continue its penetration of this market with its integrated solution which enables a low cost, compact and efficient power supply.

  Desktop Computers. Desktop computers consume energy while idle and turned on to wait for communication functions such as receiving a fax. As the level of communication functions performed by the computer increases, the computer's power consumption during idle is becoming a significant cost for both users and the economy. Therefore, computer manufacturers and governmental authorities are promoting the use of stand-by power features in new PCs to reduce the PCs' power consumption when idle. The Company's highly efficient TOPSwitch products are currently being used in computers to provide this stand-by power solution and meet the market demand for more energy-efficient computers.

  Cable and Direct Broadcast Satellite. Set-top decoders are rapidly changing as broadcasters are providing more advanced capabilities and a greater number of channels to consumers. This has created an opportunity for a scalable power supply system solution which can be quickly redesigned to keep up with the market's rapidly changing requirements. The scalable architecture of the Company's TOPSwitch products addresses this need for a high-volume, versatile solution.

  OTHER MARKETS

  Although the Company is currently focusing on the above key markets, the Company also sells its products into a wide variety of other markets which include PC peripherals, televisions, VCRs, industrial meters and kitchen appliances. As these and other markets emerge as significant opportunities for the Company's TOPSwitch products, the Company intends to focus its resources on the development and penetration of these markets.

SALES, DISTRIBUTION AND MARKETING

  The Company sells its products to OEMs and merchant power supply manufacturers through a direct sales staff and through a worldwide network of independent sales representatives and distributors. The Company currently utilizes sales representatives throughout Asia and Europe. The Company's international sales representatives also act as distributors. In the United States, the Company currently utilizes one national distributor and a number of regional sales representatives. The Company has sales offices in Atlanta, Georgia and Newport Beach, California, as well as in England, India, Korea and Taiwan. In the first six months of 1997, direct sales and sales through distributors were approximately equal as a percentage of net revenues. All distributors are entitled to certain return privileges based on sales revenue and are protected from price reductions affecting their inventories. The Company's distributors are not subject to minimum purchase requirements and the sales representatives and distributors can discontinue marketing any of the Company's products at any time.

  The Company's products are generally incorporated into a customer's power supply at the design stage. The Company's sales and marketing efforts are focused on facilitating the customer's use of the Company's products in the design of new power supplies for specific applications. An important competitive factor in achieving a design win is the Company's commitment to provide comprehensive application design support. The Company publishes a comprehensive Databook and Design Guide and provides to its current and prospective customers extensive application notes and production-ready reference design boards. In addition, the Company provides application engineering support out of the Company's headquarters, and its field application engineering labs located in England, India, Japan, Korea, Singapore and Taiwan provide local resources to support customers in key geographies. The Company focuses particular efforts on building relationships with and providing support to industry-leading OEMs and merchant power supply manufacturers. The Company has committed substantial resources to system support by dedicating approximately 15% of its workforce to applications engineering.

  The Company's end user base is highly concentrated and a relatively small number of OEMs, directly or indirectly through merchant power supply manufacturers, accounted for a significant portion of the Company's revenue in 1996 and the six months ended June 30, 1997. Motorola is presently the Company's largest end user. Although the exact dollar amounts and percentages of sales to Motorola are difficult to ascertain because most of such sales occur through distributors or indirectly through sales to merchant power supply manufacturers which, in turn, sell power supplies to Motorola, the Company estimates that direct and indirect sales to Motorola accounted for in excess of 25% of the Company's net revenues for the six months ended June 30, 1997. The Company estimates that its top ten customers, including distributors which resell to Motorola and others large OEMs and merchant power supply manufacturers, accounted for 67% and 70% of the Company's net revenues for 1996 and the six months ended June 30, 1997, respectively. For the six months ended June 30, 1997, Maxisum Ltd. and Phihong Enterprise accounted for 19.1% and 13.4% of the Company's net revenues, respectively. For fiscal 1994, three customers accounted for approximately 11%, 12% and 24% of net revenues. For fiscal 1995, three customers accounted for approximately 12%, 20% and 21% of net revenues. For fiscal 1996, no individual customer accounted for more than 10% of net revenues. In fiscal 1994, 1995, 1996 and the first six months of 1997, international sales comprised 57%, 65%, 72% and 79%, respectively, of the Company's net revenues. See "Risk Factors--Customer Concentration."

  Sales of the Company's products are generally made pursuant to standard purchase orders, which are frequently revised to reflect changes in the customer's requirements. Product deliveries are scheduled upon the Company's receipt of purchase orders. Generally, these orders allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. For these reasons, the Company believes that purchase orders received, while useful for scheduling production are not necessarily reliable indicators of future revenues. See "Risk Factors--Unpredictable and Fluctuating Operating Results."

  In the Japanese market, the Company has a license agreement with MEC under which MEC sells its versions of the Company's products. While the Company continues to sell its products to its existing Japanese customers, in April 1997, the Company agreed not to pursue new business in Japan until after June 2000. The Company believes that this new arrangement will better meet the Company's market penetration and financial objectives in Japan. The Company supports MEC's sales efforts and the Company's existing Japanese customers through its office in Japan. OKI also has the rights to sell its versions of the Company's products in Japan but is currently not exercising these rights. See "Risk Factors--Dependence on Outside Manufacturing and Assembly" and "Intellectual Property and Other Proprietary Rights."

TECHNOLOGY

  HIGH-VOLTAGE TRANSISTOR STRUCTURE AND PROCESS TECHNOLOGY

  The Company has developed a proprietary high-voltage, power IC technology which utilizes the Company's MOS transistor structure and proprietary process and has resulted in 10 U.S. patents. The technology enables the Company to integrate cost effectively on the same monolithic IC, high-voltage n-channel transistors with industry standard CMOS and bipolar components. The IC device structure and the wafer fabrication process both contribute to the cost effectiveness of the Company's high-voltage technology. The device structure results in a transistor conduction capability that is significantly higher than that of competing technologies. The IC device structure can be implemented on low cost silicon wafers using a standard 3 micron CMOS process when combined with the Company's proprietary implant process step. The Company has focused its efforts on optimizing a single wafer fabrication process for its TOPSwitch products. The same process can be used for power conversion products that range from 20 to 800 volts.

  IC DESIGN AND SYSTEM TECHNOLOGY

  The Company's proprietary IC designs combine complex control circuits and high-voltage transistors on the same monolithic IC and have resulted in 13 U.S. patents. The Company's IC design technology takes advantage of the Company's high voltage process to minimize the die size of both the high-voltage device and the control circuits and improve the performance of the Company's ICs versus alternative integration technologies. The combination of the Company's IC design technology and the Company's system level expertise in switchers has enabled the Company to develop the highly integrated TOPSwitch ICs and scalable architecture for integrated switchers.

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are focused on improving the Company's high-voltage device structures, wafer fabrication processes, analog circuit designs and system level architecture. By these efforts, the Company seeks to further reduce the costs of its products, and improve the cost effectiveness and enhance the functionality of its customers' power supplies. The Company has assembled a multidisciplined team of highly skilled engineers to meet its research and development goals. These engineers bring to the Company expertise in high-voltage structure and process technology, analog design and power supply systems architecture.

  In 1994, 1995, 1996 and the first six months of 1997, the Company spent $2.4 million, $2.0 million, $3.5 million and $2.3 million, respectively, on its research and development efforts. The Company expects that it will continue to invest substantial funds in research and development activities. The development of high-voltage analog ICs is highly complex. There can be no assurance that the Company will develop and introduce new products in a timely and cost effective manner or that its development efforts will successfully permit the Company's products to meet changing market demands. See "Risk Factors--New Products and Technological Change."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality procedures to protect its intellectual property rights. The Company holds 23 U.S. patents and has generally filed for or received foreign patent protection on these patents resulting in 33 foreign patents and 15 foreign patent applications. The U.S. patents have expiration dates ranging from 2006 to 2016. Eight of the U.S. patents are related to the device structure of the high-voltage transistor, 10 are circuit patents that have been utilized in the Company's products and 3 are circuit patents that provide the foundation for the Company's TOPSwitch products. Two of the U.S. patents cover specific system applications using TOPSwitch. The Company is currently pursuing additional U.S. patent applications relating to improvements and extensions of the Company's products. There can be no assurance that the Company's pending United States or foreign patent applications or any future United States or foreign patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued to the Company. The Company also holds nine trademarks, five in the U.S., two in California and two in Japan.

  Certain equipment, processes, information and knowledge developed by the Company and used in the design and manufacture of its products are regarded as proprietary by the Company. The Company's trade secrets include a proprietary high volume production process that produces the Company's patented high-voltage ICs. The Company attempts to protect its trade secrets and other proprietary information through non-disclosure agreements, proprietary information agreements with employees and consultants and other security measures. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  The Company has granted perpetual non-transferable licenses to MEC and OKI to use the Company's semiconductor patents and other intellectual property for the Company's current high-voltage technology, including the Company's TOPSwitch technology, and improvements on the existing technology to manufacture and design products for internal use and for sale or other distribution to Japanese companies and to subsidiaries of Japanese companies in Asia. In the case of OKI, to the extent such products are not based on TOPSwitch technology, sales or other distribution may be on a worldwide basis to any third parties. In the case of MEC, to the extent products are not based on the TOPSwitch technology, sales or other distribution may also be made to Asian companies in Asia. MEC and OKI have granted the Company perpetual cross licenses to the technology developed by MEC or OKI under their license rights. Until after June 2000, the Company has agreed not to license the technology licensed to MEC to other Japanese companies (other than OKI) or their subsidiaries. The Company has also agreed not to sell its products in Japan to new customers. In exchange for their license rights, MEC and OKI have paid and, in the case of MEC, will continue to pay to the Company licensing fees for a fixed period and pay or will pay royalties on products using the licensed technology during fixed periods. In April 1997, the license agreement with MEC was amended to explicitly include high-voltage device technology being developed by the Company in return for an improved royalty structure from MEC. To date, only MEC has sold products to third parties under its license rights.

  The Company also has granted a perpetual, non-transferable license to AT&T Microelectronics to use certain of the Company's IC processes and device technologies in the products AT&T sells. In addition, pursuant to an agreement with MagneTek, Inc., the Company has granted MagneTek an exclusive, perpetual royalty-free license to manufacture lighting products that incorporate certain of the Company's technology.

  The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which would have material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the laws of certain foreign countries in which the Company's technology is or may in the future be licensed may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement of the Company's intellectual property. See "Risk Factors-- Dependence on Proprietary Technology."

MANUFACTURING

  The Company contracts with MEC and OKI to manufacture its wafers in Japan. The Company's semiconductor products are assembled and packaged by independent subcontractors in China, Malaysia and the Philippines. The Company performs testing, finishing and shipping at its facility in Sunnyvale, California.

This fabless manufacturing model enables the Company to focus on its engineering and design strengths, minimize fixed costs on capital expenditures, and still have access to high-volume manufacturing capacity. The Company's products do not require leading edge process geometries for them to be cost-effective and thus, the Company can use MEC's and OKI's older, low-cost fabs for wafer manufacturing. The Company uses a proprietary and sensitive implant process and must interact closely with MEC and OKI to achieve satisfactory yields. Although the Company generally utilizes standard IC packages for assembly, there are some materials and aspects that are specific to the Company. The Company specifies a sole source high-voltage molding compound that is difficult to process. This compound, and its required processes, together with the other non-standard materials and processes needed to assemble the Company's products require a more exacting level of process control than normally required for standard packages. As a result the Company must be involved with its contractors on an active engineering basis to maintain and improve the process. The Company has developed process monitoring equipment to support this effort and must provide adequate engineering resources to provide similar support in the future.

  The Company's wafer supply agreements with MEC and OKI expire in June 2000 and June 1998, respectively. Under the terms of the MEC agreement, minimum annual and monthly purchase and sale commitments are established annually by the mutual agreement of MEC and the Company. Pricing is also established by the good faith agreement of MEC and the Company, subject to the Company's right to most favored pricing. Under the terms of the OKI agreement, OKI has agreed to reserve a specified amount of production capacity and to sell wafers to the Company at fixed prices depending upon volume. The Company's agreements with both MEC and OKI provide for the pricing of wafers in Japanese yen.

  There can be no assurance that the Company will be able to reach an agreement with either MEC or OKI to extend the term of their respective wafer supply agreements. The Company's failure to reach, in a timely fashion, an extension of either agreement or to enter into a wafer supply arrangement with another manufacturer, could result in material disruptions in supply. Certain contractual provisions limit the conditions under which the Company can enter into such arrangements with other Japanese manufacturers or their subsidiaries during the term of the agreement with MEC. In the event of a supply disruption with OKI or MEC, if the Company were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce devices with acceptable manufacturing yields, the Company's business, financial condition and operating results would be materially and adversely affected.

  The Company typically receives shipments from MEC or OKI in approximately 12 to 14 weeks after placing orders, and lead times for new products can be substantially longer. To provide sufficient time for assembly, testing and finishing, the Company typically needs to receive wafers from MEC and OKI 4 to 6 weeks before the desired ship date to the Company's customers. As a result of these factors and the fact that customers' orders can be made with little advance notice, the Company has only a limited ability to react to fluctuations in demand for its products, which could cause the Company to have at any given time an excess or a shortage of inventory of a particular product. From time to time in the past, the Company has been unable to fully satisfy customer requests as a result of these factors. Any significant disruptions in deliveries would materially and adversely affect the Company's business and operating results.

  The Company depends on MEC and OKI to produce wafers at acceptable yields and to deliver them to the Company in a timely manner. As the Company continues to increase its product output, there can be no assurance that the Company's foundries and assemblers will not experience a decrease in yields. Moreover, there can be no assurance that acceptable yields will be maintainable in the future. See "Risk Factors--Dependence on Outside Manufacturing and Assembly."

COMPETITION

  The high-voltage power supply industry is intensely competitive and characterized by extreme price sensitivity. Accordingly, the most significant competitive factor in the target markets for the Company's products is cost effectiveness. The Company's products face competition from alternative technologies, primarily discrete switchers. The Company believes that at current pricing, the TOPSwitch families of products offer favorable cost performance benefits compared to discrete switchers in many high-volume applications over the power range of approximately 0.5 watts to 150 watts. However, any significant erosion in the price of discrete components, such as high-voltage Bipolar and MOSFET transistors and PWM controller ICs, could adversely affect the cost effectiveness of the TOPSwitch products. Also older alternative technologies to switchers are more cost-effective than switchers that use the Company's TOPSwitch products in certain power ranges for certain applications. If power requirements for certain applications in which the Company's products are currently utilized, such as battery chargers for cellular telephones, drop below certain power levels, these older alternative technologies can be used more cost effectively than TOPSwitch-based switchers. The Company is continuing its efforts to use its extensive system level expertise to enhance the cost effectiveness of TOPSwitch-based switchers in the lower power ranges. There can be no assurance that the Company will be successful in these efforts.

  Recently, the Company's TOPSwitch product families have begun to meet additional competition from hybrid and single high-voltage ICs similar to TOPSwitch. These competing products are being developed or have been developed and are being produced by companies such as Motorola, SGS, Samsung and Sanken. The Company expects competition to increase as Motorola, SGS, Samsung, Sanken and possibly other companies develop and introduce new products. To the extent these competitors' products are lower in cost than the Company's products, the Company's business, financial condition and results of operations could be materially and adversely affected. Many of the Company's emerging competitors, including Motorola, SGS, Samsung and Sanken, have significantly greater financial, technical, manufacturing and marketing resources than the Company. In the context of a market where a high-voltage IC is designed into a customer's product and the provider of such ICs is therefore the sole source of the IC for that product, greater resources and, in particular, greater manufacturing resources, may be a significant factor in the customer's choice of the IC because of the customer's perception of greater certainty in its source of supply. See "Risk Factors--Customer Concentration."

  The Company's ability to compete in its target markets also depends on such factors as the timing and success of new product introductions by the Company and its competitors, the pace at which the Company's customers incorporate the Company's products into their end user products, availability of wafer fabrication and finished good manufacturing capability, the availability of adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws and general economic conditions. There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market. Failure of the Company to compete successfully in the high-voltage power supply business would materially and adversely affect the Company's business, financial condition and results of operations. See "Risk Factors--Competition."

EMPLOYEES

  As of June 30, 1997, the Company employed 112 full time personnel, consisting of 45 in manufacturing, 27 in research and development, 29 in sales and marketing and 11 in finance and administration.

FACILITIES

  The Company's main executive, administrative, manufacturing and technical offices are located in a 30,000 square foot facility in Sunnyvale, California under a lease which expires in October 1998 with a conditional five year option at fair market value to the year 2003. The Company's manufacturing operations at this facility consist of testing wafers and ICs. The Company believes that its existing facilities are adequate for its current needs.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages, as of August 31, 1997, are as follows:

NAME                       AGE POSITION
----                       --- --------
Howard F. Earhart........   57 President, Chief Executive Officer and Director
Balu Balakrishnan........   43 Vice President, Marketing and Engineering
Clements Edward Pausa....   66 Vice President, Operations
Vladimir Rumennik........   51 Vice President, Technology Development
Daniel M. Selleck........   51 Vice President, Worldwide Sales
Robert G. Staples........   49 Chief Financial Officer, Vice President, Finance
                               and Administration and Secretary
Clifford J. Walker.......   46 Vice President, Corporate Development
Dr. Edward C. Ross          55
 (1)(2)..................      Chairman of the Board of Directors
Dr. William Davidow (1)..   62 Director
E. Floyd Kvamme (1)(2)...   59 Director
Steven J. Sharp..........   55 Director

------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Howard F. Earhart has served as President, Chief Executive Officer and a Director of the Company since January 1995. From April 1990 to January 1995, Mr. Earhart served as Chief Executive Officer or advisor to the Chief Executive Officer of various companies including, but not limited to Co-Active Computing, Inc., a personal computer peer to peer network adapter company, Digital-F/X, a hardware and software company, and Raster Graphics, an electrostatic plotter company. Mr. Earhart has also served as president of the Consumer Products Group of Memorex Corporation.

  Balu Balakrishnan has served as Vice President, Marketing and Engineering of the Company since September 1994. From April 1992 to September 1994, Mr. Balakrishnan served as Vice President, Engineering and Business Development of the Company. From October 1990 to April 1992, Mr. Balakrishan served as Vice President, Design Engineering and from April 1989 to October 1990, he served as Director of Design Engineering of the Company.

  Clements Edward Pausa has served as Vice President, Operations of the Company since June 1997. From October 1994 to June 1997, Mr. Pausa served as a Vice President of Alphatec Group, a semiconductor manufacturing services company. From October 1990 to June 1997, Mr. Pausa served as a director of consulting at Coopers & Lybrand LLP. From August 1969 to October 1990, Mr. Pausa served as a Vice President of National Semiconductor. Mr. Pausa has served as a director of Coopers & Lybrand LLP, since October 1990.

  Vladimir Rumennik has served as Vice President, Technology Development of the Company since April 1991. From February 1990 to March 1991, Mr. Rumennik was Director of Technology Development of the Company. Prior to January 1990, Mr. Rumennik was a manager at Signetics, a semiconductor company and a subsidiary of Philips Semiconductor ("Signetics"). Mr. Rumennik has also held positions at Philips Laboratories and Xerox Microelectronics Center.

  Daniel M. Selleck has served as Vice President, Worldwide Sales of the Company since May 1993. From February 1984 to May 1993, Mr. Selleck held various sales management positions with Philips Semiconductor including European Regional Sales Manager and Western Area Sales Manager in the United States.

  Robert G. Staples has served as Chief Financial Officer, Vice President, Finance and Administration and Secretary of the Company since June 1995. From October 1994 to June 1995, Mr. Staples served as Chief Financial Officer of MIS, a software development company. From October 1993 to October 1994, Mr. Staples served as Chief Financial Officer of Simtec Corporation, a semiconductor company. From April 1988 to October 1993, Mr. Staples served as Chief Financial Officer and Vice President, Finance and Administration of Codar Technology, a defense contracting company.

  Clifford J. Walker has served as Vice President, Corporate Development of the Company since June 1995. From September 1994 to June 1995, Mr. Walker served as Vice President of Reach Software, a software company. From December 1993 to September 1994, Mr. Walker served as President of Morgan Walker, a consulting company. From July 1992 to December 1993, Mr. Walker served as Vice President of Extended Length Flex, a PCB company. From October 1986 to July 1992, Mr. Walker served as Vice President of Springer Technologies, a thin film disk head company.

  Dr. Edward C. Ross has served as a Director of the Company since January 1989 and has served as the Chairman of the Board of Directors since January 1995. From January 1989 to January 1995, Dr. Ross served as President and Chief Executive Officer of the Company. Dr. Ross has served as President, Technology and Manufacturing Group of Cirrus Logic, Inc., a semiconductor company, since September 1995.

  Dr. William Davidow has served as a Director of the Company since its inception. Dr. Davidow has been a general partner of Mohr, Davidow Ventures, a venture capital company since 1985. Dr. Davidow also serves as a director of two public companies, Rambus, Inc. and The Vantive Corporation.

  E. Floyd Kvamme has served as a Director of the Company since September 1989. Mr. Kvamme has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital company, since 1984. Mr. Kvamme also serves as a director of four public companies, TriQuint Semiconductor ("TriQuint"), Harmonic Lightwaves, Photon Dynamics and Prism Solutions.

  Steven J. Sharp is a founder of the Company and has served as a Director of the Company since its inception. Mr. Sharp has served as President, Chief Executive Officer and Chairman of the Board of TriQuint since September 1991.

  The Company's Bylaws currently authorize five directors, which number may be changed from time-to-time by the Board of Directors. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Bylaws provide that, beginning with the first annual meeting of stockholders, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms. There are no family relationships among the directors or officers of the Company.

  In September 1997, the Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal audits. The Compensation Committee makes decisions concerning salaries and incentive compensation for employees and consultants of the Company. The Compensation Committee also makes recommendations regarding the Company's employee stock plans. See "--Stock Plans."

EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the compensation paid by the Company during the fiscal year ended December 31, 1996 to the Company's Chief Executive Officer and each of the Company's four other executive officers whose salary and bonus for services in all capacities to the Company exceeded $100,000 during such year (collectively, the "Named Executive Officers").

                SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1996

                                                                   LONG TERM
                                                                 COMPENSATION
                                                               -----------------
                                   ANNUAL COMPENSATION              AWARDS
                            ---------------------------------- -----------------
                                                               NO. OF SECURITIES
         NAME AND                                 ALL OTHER       UNDERLYING
    PRINCIPAL POSITION      SALARY(1) BONUS(1) COMPENSATION(2)      OPTIONS
    ------------------      --------- -------- --------------- -----------------
Howard F. Earhart.........  $180,000  $120,000      $536               --
 President and Chief
 Executive Officer
Balu Balakrishnan.........   155,000    72,000       536               --
 Vice President, Marketing
 and Engineering
Vladimir Rumennik.........   145,000    60,000       536             7,352
 Vice President,
 Technology Development
Daniel M. Selleck.........   140,000    72,000       536            22,058
 Vice President, Worldwide
 Sales
Robert G. Staples.........   120,000    48,000       536            18,382
 Chief Financial Officer,
 Vice President, Finance
 and Administration and
 Secretary
Clifford J. Walker........   120,000    48,000       536            18,382
 Vice President, Corporate
 Development

--------
(1) Amounts shown are on a full year basis and include cash and noncash compensation earned and received by executive officers.
(2) Represents premiums paid by the Company for life insurance coverage.

  The following table provides information concerning grants of stock options to purchase the Company's Common Stock made during the fiscal year ended December 31, 1996 to each of the Named Executive Officers:

                       OPTION GRANTS IN FISCAL YEAR 1996

                                                                    POTENTIAL REALIZABLE
                                                                      VALUE AT ASSUMED
                                    % OF TOTAL                        ANNUAL RATES OF
                         NUMBER OF   OPTIONS                            STOCK  PRICE
                         SECURITIES GRANTED TO                        APPRECIATION FOR
                         UNDERLYING EMPLOYEES  EXERCISE                OPTION TERM(4)
                          OPTIONS   IN FISCAL  PRICE PER EXPIRATION --------------------
          NAME           GRANTED(1)  1996(2)   SHARE(3)     DATE       5%        10%
          ----           ---------- ---------- --------- ---------- --------- ----------
Howard F. Earhart.......      --       --          --         --         --         --
Balu Balakrishnan.......      --       --          --         --         --         --
Vladimir Rumennik.......    7,352      2.3%      $1.36    9/18/06   $6,288.14 $15,935.38
Daniel M. Selleck.......   22,058      6.8        1.36    9/18/06   18,866.13  47,810.49
Robert G. Staples.......   18,382      5.7        1.36    9/18/06   15,722.06  39,842.80
Clifford J. Walker......   18,382      5.7        1.36    9/18/06   15,722.06  39,842.80

--------
(1) Options granted in fiscal 1996 are immediately available and generally vest over fifty months, with 1/8th of the option shares becoming fully vested six months from the grant date and 1/50th of the remainder vesting each successive month, with full vesting occurring on the fiftieth month from the date of grant. The Company has a repurchase right for shares not vested. Under the terms of the Company's 1988 Stock Option Plan (the "1988 Plan"), the administrator retains discretion, subject to the 1988 Plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of 10 years, subject to earlier termination in certain situations related to termination of employment. In addition, in June 1997, options to purchase 73,529 shares of Common Stock were granted to Mr. Earhart, options to purchase 22,058 shares of Common Stock were granted to each of Messrs. Balakrishnan, Rumennik and Selleck, options to purchase 14,705 shares of Common Stock were granted to Mr. Staples and options to purchase 25,735 shares of Common Stock were granted to Mr. Walker each at an exercise price of $1.70 per share. These options, granted under the Company's 1997 Stock Option Plan (the "1997 Plan"), are immediately available and generally vest over four years, with 1/8th of the option shares becoming fully vested six months from the grant date and 1/48th of the remainder vesting each successive month, with full vesting occurring four years from the date of grant. The Company has a repurchase right for shares not vested. Under the terms of the 1997 Plan, the administrator retains discretion, subject to the 1997 Plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of 10 years subject to earlier termination in certain situations related to termination of employment. See "Stock Plans" for a description of the material payment terms of the options.
(2) Based on a total of 323,970 options granted to all employees and consultants during fiscal 1996.
(3) All options were granted at an exercise price equal to the fair market value of the Common Stock as determined by the Board of Directors on the date of grant. The Common Stock was not publicly traded at the time of the option grants to the officers.
(4) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to date.

AGGREGATE OPTION EXERCISES AND FISCAL 1996 YEAR-END VALUES

  There were no exercises of stock options by Named Executive Officers during the year ended December 31, 1996. The following table provides the specified information concerning unexercised options held as of December 31, 1996 by each of the Named Executive Officers:

                          AGGREGATED OPTION EXERCISES
                          AND FISCAL YEAR-END VALUES

                                     NUMBER OF
                               SECURITIES UNDERLYING    VALUE OF UNEXERCISED
                                UNEXERCISED OPTIONS         IN-THE-MONEY
                                  AT 12/31/96(1)       OPTIONS AT 12/31/96(2)
                               ----------------------  -------------------------
  NAME                          VESTED     UNVESTED      VESTED       UNVESTED
  ----                         ---------- -----------  -----------  ------------
Howard F. Earhart.............     74,117     190,589           --           --
Balu Balakrishnan.............     16,470      71,764           --           --
Vladimir Rumennik.............     93,524      53,528           --           --
Daniel M. Selleck.............     56,763      53,528           --           --
Robert G. Staples.............     23,824      60,734           --           --
Clifford J. Walker............     15,882      46,617           --           --

--------
(1) These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to repurchase right in favor of the Company which lapses ratably over 50 months and entitles the Company to repurchase unvested shares at their original issuance price.
(2) Calculated on the basis of the fair market value of the underlying securities as of December 31, 1996 of $1.36 per share, as determined by the Board of Directors, minus the aggregate exercise price.

  No options to purchase Common Stock were exercised during the fiscal year ended December 31, 1996 by the Named Executive Officers. No compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during the last fiscal year to any Named Executive Officer. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service with any of the Named Executive Officers.

STOCK PLANS

  1988 Stock Option Plan. The 1988 Plan provides for the grant of stock options to employees (including officers), directors and consultants of the Company and its subsidiaries. The 1988 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonstatutory stock options, although incentive stock options may be granted only to employees. As of June 30, 1997, options to purchase an aggregate 1,420,012 shares of Common Stock were outstanding under the 1988 Plan. Options granted under the 1988 Plan will remain outstanding in accordance with their terms, but the Board of Directors has determined that as of June 1997, no further options will be granted under the 1988 Plan.

  1997 Stock Option Plan. The 1997 Plan was approved by the Board of Directors in June 1997 and by the stockholders in July 1997. The 1997 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Code, to employees, and for grants of nonstatutory stock options to employees, non-employee directors and consultants. As of June 30, 1997, options to purchase an aggregate of 260,363 shares of Common Stock were outstanding under the 1997 Plan.

  The 1997 Plan is administered by the Board of Directors or a committee thereof. Subject to the provisions of the 1997 Plan, the Board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of Common Stock covered by the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of Common Stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of Common Stock as of the date of grant, and (iv) the duration of the option (which, for an incentive stock option, may not exceed ten years). Generally, options granted under the 1997 Plan are immediately exercisable but remain subject to repurchase by the Company until vested under a schedule established by the Board of Directors or committee thereof. All options are non-transferable other than by will or the laws of descent and distribution.

  The 1997 Plan's maximum share reserve is 2,132,227 shares, which is comprised of the sum of (i) 660,745 shares (new shares allocated to the 1997
Plan) and (ii) 1,471,482 (the number of shares subject to outstanding options on June 3, 1997 granted pursuant to the 1988 Plan (the "1988 Plan Options") which amount will automatically be increased on the first day of each fiscal year of the Company beginning on or after January 1, 1999 by a number of shares equal to 5% of the number of shares of the Company's Common Stock issued and outstanding on the last day of the preceding fiscal year. The number of shares available for issuance under the 1997 Plan, at any time, is reduced by the number of shares remaining subject to the 1988 Plan Options. In addition, without further stockholder approval, no more than 2,132,227 shares may be available cumulatively for issuance upon exercise of incentive stock options, including incentive stock options that have been granted previously. Of the shares of Common Stock currently reserved for issuance under the 1997 Plan as of June 30, 1997, no shares have been issued upon the exercise of options, options for the purchase of a total of 260,363 shares at a weighted average exercise price of $1.70 per share were outstanding and a maximum of 400,382 shares were available for future option grants.

  1997 Outside Directors Stock Option Plan. A total of 200,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors Plan provides that each current and future nonemployee director of the Company will be granted an option to purchase 15,000 shares of Common Stock on the effective date of this offering or the date on which the optionee first becomes a nonemployee director of the Company, as the case may be (the "Initial Grant"). Thereafter, each nonemployee director will be granted an additional option to purchase 5,000 shares of Common Stock (an "Annual Grant") on each anniversary of (a) the effective date of this offering (for persons serving on the Board of Directors on the effective date of this offering) or (b) the date of initial election or appointment to the Board of Directors (for persons first elected or appointed to the Board of Directors after the effective date of this offering). Subject to an optionee's continuous service with the Company, approximately 1/3rd of an Initial Grant will become exercisable one year after the date of grant and 1/36th of the Initial Grant will become exercisable monthly thereafter. Each Annual Grant will become exercisable in twelve monthly installments beginning in the 25th month after the date of grant, subject to the optionee's continuous service. The exercise price per share of all options granted under the Directors Plan will equal the fair market value of a share of Common Stock on the date of grant. Options granted under the Directors Plan have a term of ten years and are non-transferable. In the event of certain changes in control of the Company, options outstanding under the Directors Plan will become immediately exercisable and vested in full.

  1997 Employee Stock Purchase Plan. A total of 250,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), none of which have been issued as of the effective date of this offering. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by the Board of Directors or by a committee thereof. Employees (including officers and employee directors of the Company) of the Company or any subsidiary designated by the Board of Directors for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year. The Purchase Plan will be implemented by overlapping 24-month offerings, the first of which will commence on the effective date of this offering and the initial offering period will terminate on January 31, 2000. Each offering will generally be comprised of four six-month purchase periods, with shares purchased on the last day of each purchase period (a "Purchase Date"). Thereafter, offering periods will begin on February 1 and August 1 of each year. The Board may change the dates or duration of one or more offerings, but no offering may exceed 27 months. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the Common Stock on the first day or the last day of each six-month purchase period. Participants generally may not purchase more than 5,000 shares in a 24 month offering or stock having a value (measured at the beginning of the offering) greater than $25,000 in any calendar year. In the event of certain changes in control of the Company, the Board may accelerate the purchase of shares under the Purchase Plan unless the acquiring corporation assumes or replaces the purchase rights outstanding under the Purchase Plan.

  401(k) Plan. The Company maintains a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers the Company's full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current annual compensation for at least 1% up to the lesser of 20% or the statutorily prescribed limit ($9,500 in calendar years 1996 and 1997), and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan does not provide for any matching contributions by the Company. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions to the 401(k) Plan, including employees' 401(k) contributions will be deductible by the Company. Each participant may direct the investment of the assets in his or her 401(k) account among a number of investment options offered by the 401(k) Plan.

COMPENSATION OF DIRECTORS

  Directors of the Company do not receive cash for services provided as a director. Directors are reimbursed for all travel and related expenses incurred in connection with attending board and committee meetings. Upon adoption of the Directors Plan, directors who are not employees of the Company will receive yearly grants of options to purchase Common Stock. The Directors Plan will become effective upon consummation of this offering. See "--Stock Plans--1997 Outside Directors Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  The Compensation Committee is composed of William Davidow, E. Floyd Kvamme and Edward Ross. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee. The Compensation Committee makes recommendations regarding the Company's employee stock plans and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Pursuant to the provisions of the Delaware General Corporation Law, the Company's Amended Certificate of Incorporation, which will become effective upon consummation of this offering, will provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under
Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company intends to enter into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of the indemnified party.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

  Pursuant to an employment offer letter from the Company to Mr. Pausa dated May 30, 1997, Mr. Pausa shall receive severance payment in the amount of $120,000 in the event he is involuntarily terminated, other than "for cause," within the first eighteen months of his employment.

                             CERTAIN TRANSACTIONS

  Since January 1994, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer or holder of more than 5% any class of voting securities of the Company and members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

  On March 11, 1994, the Company sold 7,013,396 shares of Series E Preferred Stock and warrants to purchase 132,120 shares of Series E Preferred Stock for an aggregate cash consideration of $5,260,047. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series E Preferred Stock:

                                                                       SHARES OF
     PURCHASER (1)                                                     STOCK (2)
     -------------                                                     ---------
     The Hillman family and related entities(3)(4)....................  34,793
     InterWest Partners V, L.P.(3)(5).................................  48,097
     Kleiner Perkins Caufield & Byers IV(3)...........................  83,675
     MagneTek, Inc.(3)................................................  48,113
     Mohr, Davidow Ventures II(3).....................................  83,675

--------
(1) See notes to table of beneficial ownership in "Principle and Selling Stockholders" for information relating to the beneficial ownership of such shares.
(2) Reflects the number of shares of Common Stock into which the Series E Preferred Stock is convertible upon the consummation of this offering.
(3) A beneficial holder of more than 5% of the Company's capital stock.
(4) Represents an aggregate of 4,948 shares held by C. G. Grefenstette and Thomas G. Bigley, trustees U/A/T dated 8/28/68 for Audrey Hilliard Hillman, Henry Lea Hillman, Jr., Juliet Lea Hillman and William Talbott Hillman. Also includes 4,157 shares held by Venhill Limited Partnership, 20,887 shares held by HCC Investments, Inc., and 4,801 shares held by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, trustees of the Henry L. Hillman Trust U/A dated 11/18/85.
(5) Represents 47,862 shares held by InterWest Partners V, L.P. and 235 shares held by InterWest Investors V.

  As a result of adjustments in the conversion price of Series E Preferred Stock, as set forth in the Company's Certificate of Incorporation, upon the consummation of this offering, all outstanding shares of Series E Preferred Stock will be converted into Common Stock on a 1 for 1.066856 basis.

  Between April 27, 1995 and May 12, 1995, the Company sold an aggregate of 9,091,000 shares of Series F Preferred Stock for an aggregate cash consideration of $5,000,050. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series F Preferred
Stock:

                                                                      SHARES OF
     PURCHASER (1)                                                    STOCK (2)
     -------------                                                    ----------
     The Hillman family and related entities(3)(4)...................  273,689
     InterWest Partners V, L.P.(3)(5)................................  280,455
     Kleiner Perkins Caufield & Byers IV(3)..........................  272,331
     Mohr, Davidow Ventures II(3)....................................  272,331
     Dr. Edward C. Ross(6)...........................................    2,995

--------
(1) See notes to table of beneficial ownership in "Principle and Selling Stockholders" for information relating to the beneficial ownership of such shares.
(2) Reflects the number of shares of Common Stock into which the Series F Preferred Stock is convertible upon the consummation of this offering.
(3) A beneficial holder of more than 5% of the Company's capital stock.

(4) Represents an aggregate of 38,124 shares held by C. G. Grefenstette and Thomas G. Bigley, trustees U/A/T dated 8/28/68 for Audrey Hilliard Hillman, Henry Lea Hillman, Jr., Juliet Lea Hillman and William Talbott Hillman. Also includes 34,041 shares held by Venhill Limited Partnership, 163,398 shares held by HCC Investments, Inc., and 38,126 shares held by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, trustees of the Henry L. Hillman Trust U/A dated 11/18/85.
(5) Represents 278,703 shares held by InterWest Partners V, L.P. and 1,752 shares held by InterWest Partners V.
(6) Director of the Company.

  As a result of adjustments in the conversion price of Series F Preferred Stock, as set forth in the Company's Certificate of Incorporation, upon the consummation of this offering, all outstanding shares of Series F Preferred Stock will be converted into Common Stock on a 1 for 1.018519 basis.

  On July 25, 1997, in connection with the purchase of Common Stock upon exercise of stock options granted to Howard Earhart, the Company loaned to Mr. Earhart $125,000, at an interest rate of 6.65% pursuant to a Promissory Note and Pledge Agreement due on July 25, 2002, or at the Company's option upon (i) termination of Mr. Earhart's employment with the Company, (ii) a default in the payment of any installment or principle and/or interest when due, (iii) a sale of the Pledged Stock (as defined below) or (iv) acceleration being reasonably necessary for the Company to comply with any regulations promulgated by the Board of Governors of the Federal Reserve System affecting the extension of credit in connection with the Company's securities. The loan is secured by 73,529 shares of Common Stock (the "Pledged Stock").

  On July 28, 1997, in connection with the purchase of Common Stock upon exercise of stock options granted to Clements Edward Pausa, the Company loaned to Mr. Pausa $131,250, at an interest rate of 6.65% pursuant to a Promissory Note and Pledge Agreement due on July 28, 2002, or at the Company's option upon (i) termination of Mr. Pausa's employment with the Company, (ii) a default in the payment of any installment or principle and/or interest when due, (iii) a sale of the Pledged Stock (as defined below) or (iv) acceleration being reasonably necessary for the Company to comply with any regulations promulgated by the Board of Governors of the Federal Reserve System affecting the extension of credit in connection with the Company's securities. The loan is secured by 77,205 shares of Common Stock (the "Pledged Stock").

  The Company believes that all transactions with affiliates described above were made on terms no less favorable to the Company than could have been obtained unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1997, and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and by each of the Company's directors, (iii) by all current executive officers and directors as a group, and (iv) by each Selling Stockholder. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                          SHARES BENEFICIALLY             SHARES BENEFICIALLY
                           OWNED BEFORE THE                 OWNED AFTER THE
                             OFFERING (1)         SHARES      OFFERING (1)
                          -----------------------  BEING  ----------------------
BENEFICIAL OWNER            NUMBER     PERCENT    OFFERED  NUMBER      PERCENT
----------------          ------------ ---------- ------- ---------   ----------
EXECUTIVE OFFICERS AND
 DIRECTORS
Howard F. Earhart(2)....       382,352      4.4%                                 %
Balu Balakrishnan(3)....       257,352      3.0
Clements Edward
 Pausa(4)...............        77,205        *
Vladimir Rumennik(5)....       169,117      2.0
Daniel M. Selleck(6)....       132,352      1.6
Robert G. Staples(7)....        99,264      1.2
Clifford J. Walker(8)...        88,234      1.0
Dr. Edward C. Ross(9)...       219,465      2.6
Dr. William
 Davidow(10)............     1,019,777     12.2
E. Floyd Kvamme(11).....       878,468     10.5
Steven J. Sharp(12).....        48,529        *
All executive officers
 and directors as a
 group
 (11 persons)(13).......     3,372,115     39.9
5% STOCKHOLDERS
Mohr, Davidow Ventures       1,109,777     12.1
 II.....................
 3000 Sand Hill Road
 Bldg. 1, Suite 240
 Menlo Park, CA 94025
Funds affiliated with
 Kleiner Perkins               893,443     10.6
  Caufield & Byers(14)..
 2750 Sand Hill Road
 Menlo Park, CA 94025
Funds affiliated with
 InterWest                     736,347      8.8
  Partners(15)..........
 3000 Sand Hill Road
 Bldg. 3, Suite 255
 Menlo Park, CA 94025
Entities affiliated with
 The Hillman                   727,267      8.7
  Family(16)............
 2000 Grant Building
 Pittsburgh, PA 15219
MagneTek, Inc...........       699,536      8.3
 26 Century Blvd.,
 P. O. Box 290159
 Nashville, TN 37229-
  0159

OTHER SELLING STOCKHOLDERS
--------
  * Represents less than 1%.
 (1) The amounts reported in this table include shares of Common Stock issuable upon the automatic conversion of all Preferred Stock, which conversion will occur upon consummation of this offering. Based on 8,387,270 shares of Common Stock outstanding prior to the offering. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholders of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days of June 30, 1997. Unless otherwise indicated, the address of each of the named individuals is: c/o Power Integrations, Inc., 477 N. Mathilda Avenue, Sunnyvale, CA 94086.
 (2) Includes 221,765 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 279,411 shares issuable upon exercise of options.
 (3) Includes 92,647 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 110,294 shares issuable upon exercise of options.
 (4) Includes 77,205 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 77,205 shares issuable upon exercise of options.
 (5) Includes 62,941 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 169,117 shares issuable upon exercise of options.
 (6) Includes 60,147 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 132,352 shares issuable upon exercise of options.
 (7) Includes 63,456 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 99,264 shares issuable upon exercise of options.
 (8) Includes 63,014 shares subject to a right of repurchase in favor of the Company which lapses over time. Also includes 88,235 shares issuable upon exercise of options.
 (9) None of Dr. Ross' shares are subject to a right of repurchase in favor of the Company which lapses over time. Includes 98,823 shares issuable upon exercise of options.
(10) Represents all shares held by entities affiliated with Mohr, Davidow Ventures, II. Mr. Davidow, as a general partner of Mohr, Davidow Ventures, may be deemed to beneficially own shares, but Mr. Davidow disclaims beneficial ownership of all such shares except to the extent of his proportional interest therein.
(11) Represents all shares held by entities affiliated with Kleiner Perkins Caufield & Byers ("KPCB"). Mr. Kvamme, as a general partner of KPCB, may be deemed to beneficially own shares, but Mr. Kvamme disclaims beneficial ownership of all such shares except to the extent of his proportional interest therein.
(12) Includes 2,117 shares held by Sutro & Co. Keough Custodian FBO Steven
     Sharp.
(13) See footnotes (2) through (9), and footnote (11). Includes 641,175 shares subject to a right of repurchase in favor of the Company which lapses over time, and 955,878 shares issuable upon exercise of options.
(14) Includes 878,468 shares held by Kleiner Perkins Caufield & Byers IV, and 14,975 shares held by KPCB Zaibatsu Fund I.
(15) Includes 731,814 shares held by InterWest Partners V, L.P. and 4,533 shares held by InterWest Investors V.
(16) Includes 25,425 shares held by C.G. Greffenstette and Thomas Bigley, Trustees U/A/T dated August 28, 1968 for Audrey Hillard Hillman, 25,425 shares held by C.G. Greffenstette and Thomas Bigley, Trustees U/A/T dated August 28, 1968 for Henry Lea Hillman, Jr., 25,425 shares held by C.G. Greffenstette and Thomas Bigley, Trustees U/A/T dated August 28, 1968 for Juliet Lea Hillman, 25,425 shares held by C.G. Greffenstette and Thomas Bigley, Trustees U/A/T dated August 28, 1968 for William Talbot Hillman, 435,559 shares held by HCC Investments, Inc., 101,556 shares held by Henry L. Hillman, Elsie Hilliard and C.G. Greffenstette, and 88,452 shares held by Venhill Limited Partnership.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of the offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.001 per share and 3,000,000 shares of Preferred Stock, par value $0.001 per share after giving effect to the amendment of the Company's Certificate of Incorporation to split each 6.8 outstanding shares of Common Stock into one share of Common Stock and the automatic conversion of all outstanding Preferred Stock into Common Stock upon the closing of this offering. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

  As of June 30 1997, there were approximately 8,387,270 shares of Common Stock outstanding held of record by 182 stockholders, as adjusted to reflect the conversion of the outstanding shares of Preferred Stock upon the closing of the offering. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the offering will be fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

  Following the sale of the shares of Common Stock offered hereby, the holders of approximately 6,258,212 shares of Common Stock (including 474,198 shares issuable upon exercise of outstanding warrants),will have certain rights to register those shares under the Securities Act of 1933, as amended. The holders of approximately 5,883,504 shares of Common Stock (including 297,727 shares issuable upon exercise of outstanding warrants) are subject to rights under the Fifth Amended and Restated Rights Agreement, as amended (the "Rights Agreement"). Subject to certain limitations in the Rights Agreement, the holders of at least 35% of such shares may require, on two occasions, that the Company use its best efforts to register such shares for public resale, subject to certain limitations. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of such shares are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least 35% of such shares may also require the Company to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate price to the public is at least $1,000,000. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company.

 A holder of approximately 176,471 shares of Common Stock issuable upon exercise of an outstanding warrant is subject to rights under the terms of an Investor's Rights Agreement between the Company and such holder. Subject to certain limitations in the Investor's Rights Agreement, if the Company registers any of its Common Stock, either for its own account or for the account of other securityholders, the holder of such shares is entitled to include its shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company.

  Holders of approximately 198,237 shares of Common Stock are subject to rights under the terms of Stock Purchase Agreements between the Company and such holders. Subject to certain limitations in the Stock Purchase Agreements, if the Company registers any of its Common Stock, either for its own account or for the account of other securityholders, the holders of such shares are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  The Company's Amended Certificate of Incorporation, which will become effective upon consummation of this offering, will require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors or certain officers of the Company. The Amended Certificate of Incorporation will also provide that, beginning with the first annual meeting of stockholders following this offering, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms, that a director may be removed from the Board of Directors only for cause and only upon the vote of at least 66 2/3% of the voting power of all outstanding stock, and that certain amendments of the Company's Certificate of Incorporation, and all amendments by the stockholders of the Company's Bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Company's Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon completion of this offering, the Company will have outstanding an aggregate of 11,438,712 shares of Common Stock, assuming (i) the issuance of 2,100,000 shares of Common Stock offered hereby, (ii) no exercise of the Underwriters' over-allotment option and (iii) no exercise of options to purchase Common Stock after August 31, 1997. Of these shares, the 4,000,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "Affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

  The remaining 7,438,712 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. All officers, directors and certain other holders of Common Stock have entered into contractual "lock-up" agreements providing that they will not, without Hambrecht & Quist's prior written consent, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company until 180 days after the effective date of this offering (the "Effective Date"). As a result of these contractual restrictions, additional shares will be available for sale in the public market as follows: (i) 59,403 shares will be eligible for immediate sale on the date of this Prospectus, and
(ii) 7,379,309 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the Effective Date, subject in some cases to the limitations of Rule 144. In addition, outstanding options to purchase approximately 328,126 shares will be vested and exercisable, and the shares issuable upon exercise thereof eligible for sale, approximately 180 days following the Effective Date, upon expiration of certain lock-up agreements.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 114,387 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating the compensation of such persons. In addition, the Commission had indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates (as defined in Rule 144 under the Securities Act) subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

  The Company intends to file a registration statement on Form S-8 under the Securities Act covering the 2,582,227 shares subject to outstanding options or reserved for issuance under the Company's 1988 Plan, the 1997 Plan, the 1997 Purchase Plan or Directors Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. All of the shares issuable upon exercise of outstanding options are subject to 180 day lock-up agreements with the Company and/or representatives of the Underwriters. An aggregate of shares will be issuable upon the exercise of the currently outstanding options vested and exercisable 180 days following the date of this Prospectus. Such shares will be freely tradable in the public market upon exercise, pursuant to such registration statement on Form S-8. See "Management--Stock Plans."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC, Montgomery Securities and Robertson, Stephens & Company LLC (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
           NAME                                                         SHARES
           ----                                                        ---------
     Hambrecht & Quist LLC............................................
     Montgomery Securities............................................
     Robertson, Stephens & Company LLC................................
                                                                       ---------
       Total.......................................................... 4,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $    per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any account over which they have discretionary authority.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Selling Stockholders and all other stockholders of the Company, including the executive officers and directors, who will own in the aggregate shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the effective date of the Registration Statement for this offering. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the effective date of the Registration Statement for this offering, except that the Company may grant additional options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercised during such period. See "Shares Eligible for Future Sale."

  The Representatives currently anticipate that up to     shares of Common
Stock may be sold at the initial public offering price to directors (or their affiliated entities) and employees of the Company who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such shares. Any such shares not so purchased will be offered by the Representatives to the general public on the same basis as other shares offered hereby.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  On May 22, 1996, the Company entered into a series of transactions with Hambrecht & Quist Transition Capital, LLC ("H&Q Capital"). Pursuant to these transactions, H&Q Capital: (i) loaned $3.0 million to the Company pursuant to a 12% subordinated secured loan agreement (the "Loan"); (ii) purchased 805,280 shares of Series C Preferred Stock of the Company for $1.00 per share; and
(iii) purchased from the Company for $12,000, a warrant to purchase 1,200,000 shares of Common Stock at $0.20 per share (the fair value of the Common Stock as of that date as determined by the Board of Directors of the Company), exercisable until May 22, 2002. The Company paid a $30,000 fee to H&Q Capital in consideration for entering into the above-referenced transactions. The Company anticipates that $3.0 million of the net proceeds of this offering will be used to repay the outstanding balance of the Loan. The majority equity holder of both H&Q Capital and Hambrecht & Quist LLC is Hambrecht & Quist Group, a Delaware corporation.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the representatives of the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the securities offered hereby and general corporate legal matters will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation ("GCWF"), Palo Alto, California. As of August 31, 1997, an investment partnership of GCWF beneficially owned an aggregate of 8,441 shares of the Company's Common Stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                                    EXPERTS

  The financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their report and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus which constitutes a part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedule thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the site is http://www.sec.gov.

                            POWER INTEGRATIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Power Integrations, Inc.:

  We have audited the accompanying consolidated balance sheets of Power Integrations, Inc. (a California corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Integrations, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
January 28, 1997, except for
Note 9 for  which the date is
September 10, 1997

                            POWER INTEGRATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  JUNE 30, 1997
                                    DECEMBER 31,                    PRO FORMA
                                  ------------------   JUNE 30,   SHAREHOLDERS'
                                    1995      1996       1997        EQUITY
                                  --------  --------  ----------- -------------
                                                      (UNAUDITED)  (UNAUDITED)
             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...... $  3,003  $  3,282   $  3,858
  Short-term investments.........      797     4,410      4,485
  Accounts receivable, net of
   allowances of $150, $285 and
   $330, respectively............    3,086     2,777      5,266
  Inventories....................    4,381     3,938      3,863
  Prepaid expenses and other
   current assets................      166       300        334
                                  --------  --------   --------      -------
    Total current assets.........   11,433    14,707     17,806
                                  --------  --------   --------      -------
PROPERTY AND EQUIPMENT, AT COST:
  Machinery and equipment........    6,638     8,920      9,753
  Leasehold improvements.........      609       636        636
                                  --------  --------   --------      -------
                                     7,247     9,556     10,389
  Less: Accumulated depreciation
   and amortization..............   (2,951)   (4,728)    (5,760)
                                  --------  --------   --------      -------
                                     4,296     4,828      4,629
                                  --------  --------   --------      -------
                                  $ 15,729  $ 19,535   $ 22,435
                                  ========  ========   ========      =======
  LIABILITIES AND SHAREHOLDERS'
              EQUITY
CURRENT LIABILITIES:
  Current portion of capitalized
   lease obligations.............  $   803   $ 1,566    $ 1,607
  Current portion of note payable
   to a shareholder..............       --       251        942
  Accounts payable...............    1,980     1,476      3,758
  Accrued payroll and related
   expenses......................      588       829        796
  Other accrued liabilities......       35        94        136
  Deferred income on sales to
   distributors..................      592       734      1,200
                                  --------  --------   --------
    Total current liabilities....    3,998     4,950      8,439
                                  --------  --------   --------
DEFERRED COMPENSATION, NET OF
 CURRENT PORTION.................       --        --        426
                                  --------  --------   --------      -------
CAPITALIZED LEASE OBLIGATIONS,
 NET OF CURRENT PORTION..........    2,219     2,750      2,034
                                  --------  --------   --------
NOTE PAYABLE TO A SHAREHOLDER,
 NET OF CURRENT PORTION..........       --     2,749      2,058
                                  --------  --------   --------
COMMITMENTS AND CONTINGENCIES
 (NOTE 5)
SHAREHOLDERS' EQUITY:
  Convertible Preferred Stock, no
   par value, aggregate
   liquidation preference of
   $36,869
   Authorized--54,000,000 shares
   Outstanding (Series A, B, C,
    D, E, and F)--45,058,516
    shares in 1995, 45,863,796
    shares in 1996 and at June
    30, 1997; no shares
    outstanding pro forma (Note
    6)...........................   34,478    35,271     35,271           --
  Common Stock, no par value
   Authorized--100,000,000 shares
   Outstanding--830,547 shares in
    1995, 873,644 shares in 1996
    and 940,347 at June 30, 1997;
    8,387,270 shares outstanding
    pro forma....................      438       565        602       35,873
  Deferred compensation..........       --        --       (531)        (531)
  Cumulative translation
   adjustment....................       (8)      (13)       (11)         (11)
  Accumulated deficit............  (25,396)  (26,737)   (25,853)     (25,853)
                                  --------  --------   --------      -------
    Total shareholders' equity...    9,512     9,086      9,478      $ 9,478
                                  --------  --------   --------      -------
                                  $ 15,729  $ 19,535   $ 22,435
                                  ========  ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                            POWER INTEGRATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 FOR THE YEARS            FOR THE SIX MONTHS
                               ENDED DECEMBER 31,           ENDED JUNE 30,
                            --------------------------  -----------------------
                             1994     1995      1996       1996        1997
                            -------  -------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
NET REVENUES:
  Product sales...........  $ 5,027  $17,406   $23,324    $11,292     $16,709
  License fees and
   royalties..............    2,099    1,009       619        205         406
                            -------  -------  --------    -------     -------
    Total net revenues....    7,126   18,415    23,943     11,497      17,115
                            -------  -------  --------    -------     -------
COST OF REVENUES..........    4,324   12,371    15,546      7,584      10,110
                            -------  -------  --------    -------     -------
GROSS PROFIT..............    2,802    6,044     8,397      3,913       7,005
                            -------  -------  --------    -------     -------
OPERATING EXPENSES:
  Research and develop-
   ment...................    2,366    2,044     3,519      1,591       2,292
  Sales and marketing.....    2,098    2,744     3,905      1,731       2,569
  General and administra-
   tive...................    1,061    1,619     1,558        753         840
                            -------  -------  --------    -------     -------
    Total operating ex-
     penses...............    5,525    6,407     8,982      4,075       5,701
                            -------  -------  --------    -------     -------
INCOME (LOSS) FROM
 OPERATIONS...............   (2,723)    (363)     (585)      (162)      1,304
                            -------  -------  --------    -------     -------
OTHER INCOME (EXPENSE):
  Interest income.........       80       93       204         74         143
  Interest expense........      (72)    (183)     (780)      (335)       (403)
  Other expense, net......      (31)    (316)     (150)       (66)        (93)
                            -------  -------  --------    -------     -------
    Total other income
     (expense)............      (23)    (406)     (726)      (327)       (353)
                            -------  -------  --------    -------     -------
INCOME (LOSS) BEFORE
 PROVISION FOR INCOME
 TAXES....................   (2,746)    (769)   (1,311)      (489)        951
PROVISION FOR INCOME TAX-
 ES.......................        6       34        30         10          67
                            -------  -------  --------    -------     -------
NET INCOME (LOSS).........  $(2,752) $  (803) $ (1,341)   $  (499)    $   884
                            =======  =======  ========    =======     =======
PRO FORMA NET INCOME
 (LOSS) PER SHARE.........                    $  (0.14)   $ (0.05)    $   .09
                                              ========    =======     =======
PRO FORMA WEIGHTED AVERAGE
 COMMON AND COMMON
 EQUIVALENT SHARES........                       9,580      9,513      10,400
                                              ========    =======     =======



  The accompanying notes are an integral part of these consolidated financial statements.

                            POWER INTEGRATIONS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                            CONVERTIBLE
                          PREFERRED STOCK  COMMON STOCK
                          ---------------- -------------
                                                                               CUMULATIVE                  TOTAL
                                                                    DEFERRED   TRANSLATION ACCUMULATED SHAREHOLDERS'
                          SHARES   AMOUNT  SHARES AMOUNT WARRANTS COMPENSATION ADJUSTMENT    DEFICIT      EQUITY
                          ------- -------- ------ ------ -------- ------------ ----------- ----------- -------------
BALANCE AT DECEMBER 31,
 1993...................   27,201 $ 22,839  340    $ 70    $ 38      $ --         $ (3)     $(21,841)     $1,103
 Issuance of Series E
  Preferred Stock.......    7,013    4,934  --      --      --         --          --            --        4,934
 Issuance of Common
  Stock under employee
  stock option plan.....      --       --    42      27     --         --          --            --           27
 Translation
  adjustment............      --       --   --      --      --         --           (6)          --           (6)
 Net loss...............      --       --   --      --      --         --          --         (2,752)     (2,752)
                          ------- --------  ---    ----    ----      -----        ----      --------      ------
BALANCE AT DECEMBER 31,
 1994...................   34,214   27,773  382      97      38        --           (9)      (24,593)      3,306
 Issuance of Series F
  Preferred Stock.......    9,091    4,947  --      --      --         --          --            --        4,947
 Issuance of Common
  Stock under employee
  stock option plan.....      --       --   427     233     --         --          --            --          233
 Issuance of Common
  Stock upon exercise of
  warrant...............      --       --    22     108     (33)       --          --            --           75
 Issuance of Series C
  Preferred Stock upon
  exercise of warrants..    1,754    1,756  --      --       (3)       --          --            --        1,753
 Expiration of
  unexercised warrants
  to purchase Series A,
  C and D Preferred
  Stock.................      --         2  --      --       (2)       --          --            --          --
 Translation
  adjustment............      --       --   --      --      --         --            1           --            1
 Net loss...............      --       --   --      --      --         --          --           (803)       (803)
                          ------- --------  ---    ----    ----      -----        ----      --------      ------
BALANCE AT DECEMBER 31,
 1995...................   45,059   34,478  831     438     --         --           (8)      (25,396)      9,512
 Issuance of Series C
  Preferred Stock upon
  exercise of warrants..      805      793  --      --      --         --          --            --          793
 Issuance of Common
  Stock under employee
  stock option plan, net
  of repurchases........      --       --    28      27     --         --          --            --           27
 Issuance of Common
  Stock upon exercise of
  warrants..............      --       --    15     100     --         --          --            --          100
 Translation
  adjustment............      --       --   --      --      --         --           (5)          --           (5)
 Net loss...............      --       --   --      --      --                     --         (1,341)     (1,341)
                          ------- --------  ---    ----    ----      -----        ----      --------      ------
BALANCE AT DECEMBER 31,
 1996...................   45,864   35,271  874     565     --         --          (13)      (26,737)      9,086
 Issuance of Common
  Stock under employee
  stock option plan.....      --       --    66      37     --         --          --            --           37
 Deferred compensation..      --       --   --      --      --        (566)        --            --         (566)
 Amortization of
  deferred
  compensation..........      --       --   --      --      --          35         --            --           35
 Translation
  adjustment............      --       --   --      --      --         --            2           --            2
 Net income.............      --       --   --      --      --                     --            884         884
                          ------- --------  ---    ----    ----      -----        ----      --------      ------
BALANCE AT JUNE 30, 1997
 (Unaudited)............   45,864 $ 35,271  940    $602    $--       $(531)       $(11)     $(25,853)     $9,478
                          ======= ========  ===    ====    ====      =====        ====      ========      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                            POWER INTEGRATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                  FOR THE YEARS            FOR THE SIX MONTHS
                               ENDED DECEMBER 31,            ENDED JUNE 30,
                            ---------------------------  -----------------------
                              1994     1995      1996       1996        1997
                            --------  -------  --------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss).........  $ (2,752) $  (803) $ (1,341)   $  (499)    $   884
Adjustments to reconcile
 net income (loss) to net
 cash provided by (used
 in) operating activities:
 Depreciation and amorti-
  zation..................       485    1,036     1,887        798       1,032
 Deferred compensation ex-
  pense...................       --       --        --         --           35
 Provision for allowances
  for accounts receiv-
  able....................        48       95       143         70          45
 Change in operating as-
  sets and liabilities:
 Accounts receivable......      (992)  (1,883)      166        103      (2,534)
 Inventories..............      (769)  (3,239)      443     (1,966)         75
 Prepaid expenses and
  other current assets....       483      (80)     (134)       (22)        (34)
 Accounts payable.........       (75)   1,321      (504)      (329)      2,282
 Accrued liabilities......        48       23       297         59        (129)
 Deferred income on sales
  to distributors.........       --       592       142        142         466
                            --------  -------  --------    -------     -------
   Net cash provided by
    (used in) operating
    activities............    (3,524)  (2,938)    1,099     (1,644)      2,122
                            --------  -------  --------    -------     -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and
  equipment...............      (570)  (1,316)     (537)       (50)       (833)
 Purchases of short-term
  investments.............      (390)    (406)   (3,613)       --          (75)
                            --------  -------  --------    -------     -------
   Net cash used in in-
    vesting activities....      (960)  (1,722)   (4,150)       (50)       (908)
                            --------  -------  --------    -------     -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net proceeds from issu-
  ance of Preferred
  Stock...................     4,934    6,700       793        793         --
 Net proceeds from issu-
  ance of Common Stock....        27      308       127         14          37
 Principal payments under
  capitalized lease obli-
  gations.................      (215)    (505)     (590)        --        (675)
 Proceeds from issuance of
  note payable to a share-
  holder..................       --       --      3,000      3,000         --
                            --------  -------  --------    -------     -------
   Net cash provided by
    (used in) financing
    activities............     4,746    6,503     3,330      3,807        (638)
                            --------  -------  --------    -------     -------
NET INCREASE IN CASH AND
 CASH EQUIVALENTS.........       262    1,843       279      2,113         576
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD...       898    1,160     3,003      3,003       3,282
                            --------  -------  --------    -------     -------
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD.........  $  1,160  $ 3,003  $  3,282    $ 5,116     $ 3,858
                            ========  =======  ========    =======     =======
SUPPLEMENTAL DISCLOSURE OF
 NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Capitalized lease obliga-
  tions incurred for prop-
  erty and equipment......  $    607  $ 2,838  $  1,883    $ 1,687     $   --
                            ========  =======  ========    =======     =======
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid for interest...  $     72  $   183  $    575    $   261     $   260
                            ========  =======  ========    =======     =======
 Cash paid for income tax-
  es......................  $    --   $     6  $     45    $    31     $     3
                            ========  =======  ========    =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                           POWER INTEGRATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996
  (ALL INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30,
                          1996 AND 1997 IS UNAUDITED)

1. THE COMPANY:

  Power Integrations, Inc. (the "Company"), which was incorporated on March 25, 1988 (See Note 9), designs, develops, manufactures and markets a range of proprietary, high voltage, analog integrated circuits for use in AC to DC power conversion primarily for the cellular telephone, personal computer, cable and direct broadcast satellite and various consumer electronics markets.

  The Company is subject to a number of risks including, among others, the volume and timing of orders received by the Company from its customers; competitive pressures on selling prices; the volume and timing of orders placed by the Company with its foundries; the availability of raw materials; fluctuations in manufacturing yields, whether resulting from the transition to new foundries or from other factors; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the timing of investments in research and development and sales and marketing; cyclical semiconductor conditions; fluctuations in exchange rates, particularly exchange rates between the U.S. dollar and the Japanese yen; changes in the international business climate and economic conditions; reliance on a limited number of key customers; dependence on key individuals; the ability to secure adequate financing to support future growth, if and when required; and the successful development and marketing of its products in an emerging and rapidly changing market.

  All of the wafers are manufactured by two offshore independent foundries. Although there are a number of other suppliers that could provide similar services, a change in suppliers could cause a delay in manufacturing and possible loss of sales, which could affect operating results adversely.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation and Foreign Currency Translation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany transactions and balances. The functional currencies of the Company's subsidiaries are the local currencies. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Cumulative gains and losses from the translation of the foreign subsidiaries financial statements have been included in shareholders' equity.

 Unaudited Interim Financial Data

  The unaudited financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

 Cash and Cash Equivalents and Short-Term Investments

  The Company considers cash invested in highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash investments in highly liquid financial instruments with original maturities greater than three months but less than one year are classified as short-term investments. As of December 31, 1995 and 1996, the Company's short-term investments consist of U.S. Government backed securities, which are classified as held to maturity and are valued using the amortized cost method which approximates market.

                           POWER INTEGRATIONS, INC.

 Inventories

  Inventories (which consist of costs associated with the purchases of wafers from offshore foundries and of packaged components from several offshore assembly manufacturers, as well as internal labor and overhead associated with the testing of both wafers and packaged components) are stated at the lower of cost (first-in, first-out) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Inventories consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       -------------  JUNE 30,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
     Raw materials.................................... $  706 $  264   $  350
     Work-in-process..................................  1,450  2,451    3,032
     Finished goods...................................  2,225  1,223      481
                                                       ------ ------   ------
                                                       $4,381 $3,938   $3,863
                                                       ====== ======   ======

 Property and Equipment

  Depreciation and amortization of property and equipment are provided using the straight-line method over the shorter of the estimated useful lives of the assets over a period of one to four years or over the applicable lease term.

  Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $4.3 million and $6.2 million as of December 31, 1995 and 1996, respectively. Related accumulated amortization on these leased assets was approximately $772,000 and $2.1 million as of December 31, 1995 and 1996, respectively.

 Pro Forma Net Income (Loss) Per Share (Unaudited)

  Pro forma net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of Preferred Stock (using the "if converted" method) and stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the initial filing date as if they were outstanding for all periods presented (using the treasury stock method and an assumed initial public offering price of $11.00 per share). In addition, Preferred Stock is included in the computation (using the "if converted" method) even when the effect of their inclusion is anti-dilutive. Pro forma net loss per share data prior to fiscal 1996 as well as historical earnings per share data (all periods) has not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that will occur in connection with the proposed offering.

 New Accounting Standard

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." The requirements of SFAS No. 128 will become effective for the Company's year ending December 31, 1997. If SFAS No. 128 had been applied by the Company, pro forma basic income (loss) per share would have been $(0.14), $(0.05) and $(0.09) for the year ended December 31, 1996, and for the six month periods ended June 30, 1996 and 1997, respectively, and pro forma diluted income
(loss) per share of $(0.14), (0.05) and $(0.09), respectively.

                           POWER INTEGRATIONS, INC.

 Revenue Recognition

  Revenues from product sales are generally recognized upon shipment. During 1994, 1995 and 1996, and for the six months ended June 30, 1996 and 1997 sales to distributors of the Company's products accounted for approximately 51%, 54%, 52%, 57% and 51% of net revenues, respectively. A portion of the Company's sales are made to distributors under terms allowing certain rights of return and protection against subsequent price declines on the Company's products held by the distributors. Pursuant to the Company's distributor agreements, the Company protects its distributors' exposures related to the impact of price reductions as well as products at distributors that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally contain a provision for the return of the Company's product in the event the agreement with the distributor is terminated. Accordingly, the Company defers recognition of revenue and the proportionate costs of revenues derived from sales to distributors until such distributors resell the Company's products to their customers. The margin deferred as a result of this policy is reflected as "deferred income on sales to distributors" on the consolidated Company's balance sheet.

  The Company has entered into separate wafer supply and technology license agreements with three separate unaffiliated companies (the "Foundries"). As of December 31, 1996, all wafers are supplied by two foundries. The wafer supply agreements, which are renewable and expire at various dates through June 2000, require certain purchase commitments to be made over the term of the agreements which are significant. In connection with the technology license agreements, the Company is entitled to receive a royalty on sales of products by the Foundries which incorporate the Company's technology into their own products. Initial license fees received under the agreements are non-refundable. During 1994, 1995 and 1996, revenue recognized under these agreements was approximately $2.1 million, $1.0 million and $619,000, respectively.

  The Company's end user base is highly concentrated and a relatively small number of OEMs, directly or indirectly through merchant power supply manufacturers, accounted for a significant portion of the Company's revenue. For fiscal years 1994, 1995, 1996, and for the six months ended June 30, 1996 and 1997, ten customers accounted for approximately 75%, 77%, 64%, 73% and 70% of net revenues, respectively.

  The following customers accounted for more than 10% of total net revenues:

                                                                       SIX MONTHS
                                                       YEAR ENDED         ENDED
                                                      DECEMBER 31,      JUNE 30,
                                                     ----------------  ------------
CUSTOMER                                             1994  1995  1996  1996   1997
--------                                             ----  ----  ----  -----  -----
                                                                       (UNAUDITED)
A...................................................  11%   21%     *      *      *
B...................................................  12%     *     *      *      *
C...................................................  24%     *     *      *      *
D...................................................    *   20%     *      *      *
E...................................................    *   12%     *    14%      *
F...................................................    *     *     *      *    13%
G...................................................    *     *     *      *    19%
H...................................................    *     *     *    15%      *

--------
* less than 10% or no sales

 Export Sales

  The Company markets its products to OEMs and merchant power supply manufacturers in North America and in foreign countries through its sales personnel and a worldwide network of independent sales

                           POWER INTEGRATIONS, INC.

representatives and distributors. Export sales, which consist of domestic sales to customers in foreign countries are comprised of the following:

                                                                SIX MONTHS
                                                YEAR ENDED         ENDED
                                               DECEMBER 31,      JUNE 30,
                                              ----------------  -------------
                                              1994  1995  1996  1996    1997
                                              ----  ----  ----  -----   -----
                                                                (UNAUDITED)
Japan........................................  31%   28%   16%     21%     7%
Taiwan.......................................   5%   14%   13%     17%     25%
Hong Kong....................................  --     4    12%      5%     24%
Western Europe...............................  12%    9%   19%     17%     13%
Other........................................   9%   10%   12%     12%     10%
                                              ---   ---   ---   -----   -----
Total foreign................................  57%   65%   72%     72%     79%
                                              ===   ===   ===   =====   =====

 Foreign Currency Risk

  During 1995, the Company opened a Japanese yen bank account with a U.S. bank for payments to suppliers and for cash receipts from Japanese suppliers and customers denominated in yen. For the years ended December 31, 1995 and 1996, the Company realized foreign exchange losses of approximately $164,000 and $77,000, respectively, which are included in "other expense, net," in the accompanying consolidated statements of operations.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company has cash investment policies that limit cash investments to short-term, low risk investments. With respect to trade receivables, the Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit whenever deemed necessary. Additionally, the Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends related to past losses and other information. As of December 31, 1995 and 1996, approximately 82% and 85% of accounts receivable, respectively, were concentrated with ten customers.

3. BANK LINE OF CREDIT:

  The Company has an $8.0 million revolving line of credit agreement (the "Agreement") with a bank. Advances under the Agreement bear interest at the bank's prime lending rate plus 1.5% (9.75% at December 31, 1996). All advances under the Agreement are limited to 80% of eligible accounts receivable and the lesser of 40% or $3.5 million of eligible domestic finished goods inventory. Additionally, the Agreement contains certain limitations, including a $5.0 million limit on direct borrowings, a $4.0 million limit on advances for

                           POWER INTEGRATIONS, INC.

commercial letters of credit and a $5.0 million limit on advances for foreign currency forward contracts, if any, provided that at no time will the aggregate sum of the limits exceed $8.0 million. As of December 31, 1996, there were outstanding letters of credit totaling 35,741,930 Japanese yen (approximately $306,000). The Agreement, which was renegotiated in July 1997 under similar terms and expires on August 4, 1998, restricts the Company from entering into certain transactions and contains certain financial covenants, including maintaining a minimum current ratio of 1.25 to 1.0, minimum tangible net worth of $9.0 million, maximum debt to net worth of 1.5 to 1.0 and quarterly after-tax profitability beginning with the fourth quarter of 1997. As of December 31, 1996, there were no borrowings outstanding under the Agreement.

4. NOTES PAYABLE TO A SHAREHOLDER:

  In May 1996, the Company issued a $3.0 million note payable to a holder of Series C Preferred Stock, which matures in October 1999. Interest, which is payable monthly, is 12%. The note is subordinated in rights of payment to all existing and future indebtedness of the Company. Principal payments become due beginning November 1997 and are to be paid monthly through maturity. Annual principal obligations relating to this note are approximately $251,000, $1,424,000 and $1,325,000 for 1997, 1998 and 1999, respectively.

5. COMMITMENTS AND CONTINGENCIES:

  The Company leases its facility under an operating lease which expires in October 1998. Rent expense under all operating leases was approximately $159,000, $159,000 and $223,000 in 1994, 1995 and 1996, respectively.

  A significant portion of the Company's machinery and equipment is leased under agreements accounted for as capital leases. The Company leased approximately $2.8 million and $1.9 million of equipment during 1995 and 1996, respectively, under various capital leasing arrangements. In 1996, the Company entered into a new capital lease line of credit agreement (the "Capital Leasing Agreement"), which allows for combined borrowings of up to $300,000, to finance the acquisition of property and equipment. The Capital Leasing Agreement, which expires October 1, 1999, bears interest at a fixed rate established at the time of borrowing which was 11.0% as of December 31, 1996. Approximately $122,000 was available under the Capital Leasing Agreement.

  Future minimum lease payments under all lease agreements as of December 31, 1996 are as follows (dollars in thousands):

   YEAR                                                     OPERATING CAPITAL
   ----                                                     --------- -------
   1997....................................................   $ 223   $ 1,959
   1998....................................................     186     1,689
   1999....................................................     --      1,195
   2000....................................................     --        167
                                                              -----   -------
     Total minimum lease payments..........................   $ 409     5,010
                                                              =====
   Less: Amounts representing interest on capital leases
    (10.5%-14.9%)..........................................              (694)
                                                                      -------
                                                                        4,316
   Less: Current portion...................................            (1,566)
                                                                      -------
   Long-term portion.......................................           $ 2,750
                                                                      =======

                           POWER INTEGRATIONS, INC.

  From time to time, the Company is involved in various disputes which have arisen in the ordinary course of business. Management believes that the ultimate resolution of these disputes will not have a material adverse impact on the Company's financial position or its results of operations.

6. CONVERTIBLE PREFERRED STOCK:

  Preferred Stock outstanding consists of the following (in thousands, except share information):

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
   Series A, 8,400,000 shares authorized, 7,900,000
    shares outstanding in 1995, 1996 and 1997,
    liquidation preference of $3,950...............  $ 3,079 $ 3,079   $ 3,079
   Series B, 8,000,000 shares authorized, 7,489,000
    shares outstanding in 1995, 1996 and 1997,
    liquidation preference of $7,489...............    7,435   7,435     7,435
   Series C, 11,392,900 shares authorized,
    10,365,120 shares outstanding in 1995 and
    11,170,400 shares outstanding in 1996 and 1997,
    liquidation preference of $11,170..............   10,164  10,957    10,957
   Series D, 3,280,000 shares authorized, 3,200,000
    shares outstanding in 1995, 1996 and 1997,
    liquidation preference of $4,000...............    3,919   3,919     3,919
   Series E, 12,300,000 shares authorized,
    7,013,396 shares outstanding in 1995, 1996 and
    1997, liquidation preference of $5,260.........    4,934   4,934     4,934
   Series F, 10,091,000 shares authorized,
    9,091,000 shares outstanding in 1995, 1996 and
    1997, liquidation preference of $5,000.........    4,947   4,947     4,947
                                                     ------- -------   -------
                                                     $34,478 $35,271   $35,271
                                                     ======= =======   =======

  The rights, privileges and preferences of Series A, B, C, D, E and F Preferred Stock include:

 Dividends

  The holders of each outstanding share of Series A, B, C, D, E and F Preferred Stock are entitled to receive annual, non-cumulative dividends of $.04, $.08, $.08, $.08, $.06 and $.04 per share, respectively, when and as declared by the Board of Directors, in preference to any distribution to the holders of the Common Stock. To date, no dividends have been declared.

 Liquidation Preference

  In the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A, B, C, D, E and F Preferred Stock shall be entitled to receive $.50, $1.00, $1.00, $1.25, $.75 and $.55 per share, respectively, plus any declared and unpaid dividends in preference to any distribution to the holders of the Common Stock.

                           POWER INTEGRATIONS, INC.

 Conversion

  Each share of Series A, B, C, D, E and F Preferred Stock is convertible, at the option of the shareholder, into one share of Common Stock, subject to the reverse stock split and adjustments for certain corporate changes such as the reverse stock split (see Note 9) and dilutive events. Each share shall automatically convert upon the earlier of (i) the closing of an underwritten registered public offering of the Company's Common Stock with an aggregate offering price to the public of at least $5 million and a price per share not less than the greater of (a) $1.00 per share and (b) the then effective conversion price of the Series D Preferred Stock (in both cases adjusted to reflect stock splits, reverse stock splits, stock dividends and stock recapitalizations) or (ii) the vote or written consent of over 50% of the holders of the Series A, B, C, D, E and F Preferred Stock voting together as a single class (except as otherwise required by law) approving the conversion of the Series A, B, C, D, E and F Preferred Stock into Common Stock.

 Voting Rights

  The Series A, B, C, D, E and F Preferred Stock have full voting rights equivalent to the number of Common Stock into which they are convertible.

  Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which shares of Preferred Stock could be converted. Additionally, so long as 1,000,000 shares of Series D Preferred Stock are outstanding, the holders of Series D Preferred Stock, voting as a separate class, are entitled to elect one director to the Board of Directors.

 Registration Rights


  The Series A, B, C, D, E and F preferred shareholders have certain registration rights under the Securities Act of 1933.

 Pro Forma Shareholders' Equity

  In connection with the initial public offering of the Company's Common Stock, all outstanding Preferred Stock will automatically convert into Common Stock upon the closing of the offering. The pro forma effects on shareholders' equity of the conversion of Series A, B, C, D, E, and F Preferred Stock and the assumed issuance of 7,446,923 shares of Common Stock upon the exercise of certain warrants prior to the closing of the offering have been reflected in the accompanying unaudited pro forma consolidated balance sheet as of June 30, 1997.

7. COMMON STOCK:

 1988 Stock Option Plan

  In June 1988, the Board of Directors approved the 1988 Stock Option Plan (the "1988 Plan"), whereby the Board of Directors may grant options to key employees, directors and consultants to purchase the Company's Common Stock at exercise prices of not less than 85% of the fair value of the shares at the date of grant. Through December 31, 1996, the Board of Directors has authorized a total of 2,117,941 shares of Common Stock for issuance under the Plan. Options expire ten years after the date of grant (five years if the option is granted to a ten percent owner optionee) and generally vest over 50 months. Options granted under the 1988 Plan will remain outstanding in accordance with their terms, but, effective July 1997, the Board of Directors has determined that no further options will be granted under the 1988 Plan (see Note 9).

                           POWER INTEGRATIONS, INC.

  The following table summarizes option activity under the 1988 and 1997 Plans (see Note 9):

                             OPTIONS     OPTIONS    EXERCISE   WEIGHTED AVERAGE
                            AVAILABLE  OUTSTANDING   PRICES     EXERCISE PRICE
                            ---------  ----------- ----------- ----------------
   Outstanding at December
    31, 1994...............   86,615      676,941  $  .34-$.85      $ .75
     Authorized............  882,353          --           --         --
     Granted............... (951,346)     951,346     .51-1.36        .59
     Exercised.............      --      (426,506)     .34-.85        .54
     Canceled..............   69,524      (69,524)     .51-.85        .68
                            --------    ---------  -----------      -----
   Outstanding at December
    31, 1995...............   87,146    1,132,257     .34-1.36        .70
     Authorized............  294,118          --           --         --
     Granted............... (323,970)     323,970         1.36       1.36
     Exercised.............      --       (27,847)    .51-1.36        .94
     Cancelled.............  131,954     (131,954)    .51-1.36       1.16
                            --------    ---------  -----------      -----
   Outstanding at December
    31, 1996...............  189,248    1,296,426    .34-$1.36        .80
     Authorized............  660,745          --           --         --
     Granted............... (455,625)     455,625    1.36-1.70       1.67
     Exercised.............      --       (65,662)    .51-1.36       1.67
     Cancelled.............    6,014       (6,014)        1.36       1.36
                            --------    ---------  -----------      -----
   Outstanding at June 30,
    1997 (Unaudited).......  400,382    1,680,375    .51-$1.36       1.02
                            ========    =========  ===========      =====
   Exercisable at December
    31, 1996...............               527,782  $ .34-$1.36      $ .75
                                        =========  ===========      =====
   Exercisable at June 30,
    1997 (Unaudited).......               590,402  $ .34-$1.36      $ .87
                                        =========  ===========      =====

  The Company accounts for the Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation expense has been recognized. Had compensation expense for the Plan been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss would have been increased to the following pro forma amounts (in thousands, except per share information):

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ----------------
                                                               1995     1996
                                                              ------  --------
   Net loss:
     As Reported............................................. $ (803) $ (1,341)
     Pro Forma............................................... $ (841) $ (1,401)
   Net loss per share:
     Pro Forma (see Note 2)..................................         $  (0.14)
     Adjusted Pro Forma......................................         $  (0.15)

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

  A total of 362,353 of the 1,295,426 options outstanding at December 31, 1996 have exercise prices between $.34 and $.85, with a weighted average exercise price of $.75 and a weighted average remaining contractual life of 5 years. A total of 313,574 of these options are exercisable. The remaining 933,073 options

                           POWER INTEGRATIONS, INC.

have exercise prices between $.51 and $1.36 with a weighted average exercise price of $.82 and a weighted average remaining contractual life of 9 years. A total of 214,209 of these options are exercisable.

  The weighted-average grant date fair value of options granted during 1995 and 1996 was $.14 and $.27, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996: risk-free interest rates of 6.3 and 6.2 percent, respectively; expected dividend yields of zero percent; expected lives of 4 years; expected volatility of zero percent.

 Warrants

  In connection with an equipment lease agreement entered into during 1988 with a financing company, the Company issued a warrant for the purchase of up to 22,059 shares of the Company's Common Stock at an exercise price of $3.40 per share. This warrant was exercised in June 1995. The Company leased additional equipment during 1989 from the same financing company and, as part of this lease, a warrant for the purchase of up to an additional 14,705 shares of the Company's Common Stock at an exercise price of $6.80 per share was issued. This warrant was exercised in July 1996.

  In connection with the issuance of Series C Preferred Stock during 1991, the Company issued warrants for the purchase of up to 2,780,968 shares of the Company's Series C Preferred Stock at an exercise price of $1.00 per share. In 1995, warrants to purchase 1,753,188 shares of Series C Preferred Stock were exercised, 222,500 warrants expired during 1995, and the remaining 805,280 warrants were exercised during May 1996.

  In connection with the issuance of Series E Preferred Stock in 1994, the Company issued warrants for the purchase of up to 132,120 shares of the Company's Series E Preferred Stock at an exercise price of $.90 per share. The warrants are currently exercisable and expire four years from the date of issuance or upon an initial public offering of the Company's Common Stock with a price per share of $2.00 or more and with a total offering price of at least $5 million.

  In connection with an equipment lease agreement entered into during 1993 with a financing company, the Company issued a warrant for the purchase of 80,000 shares of Series D Preferred Stock at an exercise price of $.75 per share. This warrant is currently exercisable and expires the latter of December 29, 2003 or five years after the closing of an initial public offering of the Company's Common Stock. The Company leased additional equipment during 1994 from the same financing company and, as part of this lease, warrants for the purchase of 160,000 shares of Series E Preferred Stock at an exercise price of $.75 per share were issued. These warrants are currently exercisable and expire the latter of December 27, 2004 or five years after the closing of an initial public offering of the Company's Common Stock. In 1995, the Company leased additional equipment from the same financing company and issued a warrant to purchase 163,636 shares of the Company's Series F Preferred Stock at $.55 per share. The warrant is currently exercisable and expires the latter of December 27, 2005 or five years after the closing of an initial public offering of the Company's Common Stock.

  In connection with an equipment leasing agreement entered into during 1995 with a financial company, the Company issued a warrant to purchase 274,914 shares of the Company's Common Stock at $.95 per share. The warrant is exercisable upon issuance and expires November 20, 2002.

  In connection with obtaining the revolving line of credit agreement with a bank in 1995 (see Note 3), the Company issued the bank warrants to purchase 980,000 shares of the Company's Series F Preferred Stock, respectively, at $.55 per share. The warrants are exercisable upon issuance and expire between February 26, 2002 and August 6, 2002. In connection with the renewal of the line of credit agreement in 1996, the

                           POWER INTEGRATIONS, INC.

Company issued the bank warrants to purchase 154,600 share of Common Stock at $.95 per share. These warrants are exercisable upon issuance expire on April 14, 2003.

  In connection with the issuance of a note payable to a shareholder in 1996 (see Note 4), the Company issued a warrant to purchase 1,200,000 shares of the Company's Common Stock at $.20 per share. The warrant is exercisable upon issuance and expires May 22, 2002.

 Shares Reserved

  As of December 31, 1996, the Company has shares of Common Stock reserved for future issuance as follows:

   Convertible Series A Preferred Stock..............................  7,900,000
   Convertible Series B Preferred Stock..............................  7,489,000
   Convertible Series C Preferred Stock.............................. 11,170,400
   Convertible Series D Preferred Stock..............................  3,200,000
   Convertible Series E Preferred Stock..............................  7,013,396
   Convertible Series F Preferred Stock..............................  9,091,000
   Stock Option Plan.................................................  1,484,674
   Warrants:
     Convertible Series D Preferred Stock............................     80,000
     Convertible Series E Preferred Stock............................    292,120
     Convertible Series F Preferred Stock............................  1,143,636
     Common Stock....................................................    239,635
                                                                      ----------
                                                                      49,103,861
                                                                      ==========

8. INCOME TAXES:

  The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 provides for a liability approach to accounting for income taxes under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

  The components of the provision for income taxes are as follows (in thousands):

                                                                      SIX MONTHS
                                                         YEAR ENDED     ENDED
                                                        DECEMBER 31,   JUNE 30,
                                                       -------------- ----------
                                                       1994 1995 1996    1997
                                                       ---- ---- ---- ----------
   Current Payable:
     Federal.......................................... $--  $14  $ 5     $35
     State............................................  --   13    3      22
     Foreign..........................................    6   7   22      10
                                                       ---- ---  ---     ---
                                                       $  6 $34  $30     $67
                                                       ==== ===  ===     ===

                           POWER INTEGRATIONS, INC.

  The provision for income taxes differs from the amount which would result by applying the applicable Federal income tax rate to loss before provision for income taxes as follows:

                                                                    SIX MONTHS
                                               YEARS ENDED            ENDED
                                              DECEMBER 31,           JUNE 30,
                                            ---------------------   ----------
                                            1994    1995    1996       1997
                                            -----   -----   -----   ----------
   Provision (benefit) computed at Federal
    statutory rate........................  (34.0)% (34.0)% (34.0)%    34.0%
   State income taxes, net of Federal tax
    benefit...............................   (6.1)   (6.1)   (6.1)      6.1
   Change in valuation allowance..........   40.1    38.6    38.2     (41.5)
   Alternative minimum tax................    --      3.2     0.6       5.8
   Nondeductible expenses and other.......    --      1.7     1.9       1.6
   Foreign tax............................    --      1.0     1.7       1.0
                                            -----   -----   -----     -----
                                              --      4.4%    2.3%     7.0%
                                            =====   =====   =====     =====

  The components of the net deferred income tax asset were as follows (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
   Net operating loss carryforwards......................... $  8,295  $  8,215
   Tax credit carryforwards.................................    1,044     1,164
   Inventory reserves.......................................      362       750
   Accounts receivable reserves.............................       60       114
   Accrued vacation.........................................       67        87
   Other cumulative temporary differences...................      202       190
                                                             --------  --------
                                                               10,030    10,520
   Valuation allowance......................................  (10,030)  (10,520)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

  A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance, the variability of operating results and taxable income.

  As of December 31, 1996, the Company has net cumulative operating loss carryforwards for Federal and state income tax reporting purposes of approximately $23.0 million and $6.5 million, respectively. In addition, as of December 31, 1996, the Company has research and development tax credit carryforwards of approximately $1.2 million. These carryforwards expire in various periods from 2004 to 2011. The United States Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards and research and development credits available to be used in any given year upon the occurrence of certain events, including a significant change in ownership.

9. SUBSEQUENT EVENTS:

 Public Offering

  In September 1997, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock in connection with the proposed Initial Public Offering (IPO). If the offering is consummated under the terms presently anticipated, all of the currently outstanding convertible Preferred Stock will automatically convert to 7,446,923 shares of Common Stock upon the closing of the IPO. The effect of the above has been reflected in the accompanying unaudited pro forma balance sheet as of June 30, 1997.

                           POWER INTEGRATIONS, INC.

 Reincorporation and Reverse Stock Split

  In September 1997, the Board of Directors approved the reincorporation of the Company in Delaware, at which time the Company will be authorized to issue 40,000,000 shares of $0.001 par value Common Stock, and 48,863,796 shares of $0.001 par value Preferred Stock. Upon conversion of the outstanding Preferred Stock, such Preferred Stock will be retired, and the authorized shares of Preferred Stock will be 3,000,000.

  In September 1997, the Company's Board of Directors approved a one-for-6.8 reverse split of its Common Stock. All common and preferred share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively to give effect to this reverse stock split.

 1997 Employee Stock Purchase Plan

  In September 1997, the Board adopted the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Company has reserved 250,000 shares of Common Stock for issuance under the Purchases Plan. The Purchase Plan will enable eligible employees to purchase Common Stock at 85% of the lower of the fair market value of the Company's Common Stock on the first or the last day of each offering period.

 Deferred Compensation

  In connection with the issuance of stock options to employees and consultants, the Company has recorded deferred compensation in the aggregate amount of approximately $566,000, representing the difference between the deemed fair market value of the Company's Common Stock and the exercise price of the stock options at the date of grant. The Company is amortizing the deferred compensation expense over the applicable vesting period, which is typically over 48 months. For the unaudited six month period ended June 30, 1997, amortization expense was approximately $35,000. No compensation expense related to any other periods presented has been recorded.

 1997 Stock Option Plan

  In June 1997, the Board of Directors approved the 1997 Stock Option Plan (the "1997 Plan"), whereby the Board of Directors may grant options to key employees, directors and consultants to purchase the Company's Common Stock at exercise prices of not less than 85% of the fair value (as determined by the Board of Directors) of the shares at the date of grant. The 1997 Plan's maximum share reserve is 2,132,227 shares, which is comprised of the sum of
(i) 660,745 shares (new shares allocated to the 1997 Plan) and (ii) 1,471,482 (the number of shares subject to outstanding options on June 30, 1997 granted pursuant to the 1988 Plan (the "1988 Plan Options")). The number of shares available for issuance under the 1997 Plan, at any time, is reduced by the number of shares remaining subject to the 1988 Plan Options. Of the shares of Common Stock currently reserved for issuance under the 1997 Plan as of June 30, 1997, no shares have been issued upon the exercise of options, options for the purchase of a total of 260,363 shares at a weighted average exercise price of $1.70 per share were outstanding and a maximum of 400,382 shares were available for future option grants. Options expire ten years after the date of grant (five years if the option is granted to a ten percent owner optionee) and generally vest over 48 months.

 1997 Outside Directors Stock Option Plan

  In September 1997, the Board of Directors approved an Outside Directors Stock Option Plan (the "Directors Plan"). A total of 200,000 shares of Common Stock have been reserved for issuance under the Directors Plan. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors Plan provides that each current and future nonemployee director of the Company will be granted

                            POWER INTEGRATIONS, INC.

an option to purchase 15,000 shares of Common Stock on the effective date or the date on which the optionee first becomes a nonemployee director of the Company after the effective date as the case may be (the "Initial Grant"). Thereafter, each nonemployee director who has served on the Board of Directors continuously for 6 months will be granted an additional option to purchase 5,000 shares of Common Stock (an "Annual Grant"). Subject to an optionee's continuous service with the Company, approximately 1/3rd of an Initial Grant will become exercisable one year after the date of grant and 1/36th of the Initial Grant will become exercisable monthly thereafter. Each Annual Grant will become exercisable in twelve monthly installments beginning in the 25th month after the date of grant, subject to the optionee's continuous service. The exercise price per share of all options granted under the Directors Plan will equal the fair market value of a share of Common Stock on the date of grant. Options granted under the Directors Plan have a term of ten years and are non-transferable. In the event of certain changes in control of the Company, options outstanding under the Directors Plan will become immediately exercisable and vested in full.

 1997 Capital Leasing Agreement

  In May 1997, the Company entered into a new capital lease line of credit agreement (the "1997 Capital Leasing Agreement"), which allows for combined borrowings up to $3 million to finance the acquisition of property and equipment. The 1997 Capital Leasing Agreement, which expires March 31, 1998, bears interest at a fixed rate established at the time of borrowing. There were no borrowings outstanding as of June 30, 1997. In July 1997, the Company purchased approximately $874,000 of capital equipment under this agreement at a fixed rate of interest of 12.0%.

                  (GRAPHIC OF INTEGRATED CIRCUIT APPEARS HERE)




                (LOGO OF POWER INTEGRATIONS, INC. APPEARS HERE)

                         POWER INTEGRATIONS
                         TECHNOLOGY COMBINES HIGH-
                         VOLTAGE POWER TRANSISTORS
                         WITH ANALOG CIRCUITS ON
                         THE SAME SILICON CHIP.
                         THE COMPANY HAS BEEN
                         ISSUED 23 U.S. AND 33
                         FOREIGN PATENTS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCK-HOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVER OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  27
Management...............................................................  37
Certain Transactions.....................................................  45
Principal and Selling Stockholders.......................................  47
Description of Capital Stock.............................................  49
Shares Eligible for Future Sale..........................................  51
Underwriting.............................................................  53
Legal Matters............................................................  55
Experts..................................................................  55
Additional Information...................................................  55
Index to Financial Statements............................................ F-1

                                ---------------

  UNTIL , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       SHARES

                           (POWER INTEGRATIONS LOGO)


                                 COMMON STOCK

                                 ------------
                                  PROSPECTUS
                                 ------------


                               HAMBRECHT & QUIST

                             MONTGOMERY SECURITIES

ROBERTSON, STEPHENS & COMPANY


                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. Pursuant to the Fifth Amended and Restated Rights Agreement dated April 27, 1995, as amended, the Company is paying all of the expenses incurred on behalf of the Selling Stockholders (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                       AMOUNT
                                                                       TO BE
                                                                        PAID
                                                                     ----------
   Registration fee................................................. $   16,728
   NASD filing fee..................................................      6,020
   Nasdaq National Market application fee...........................     50,000
   Blue sky qualification fees and expenses.........................     12,500
   Printing and engraving expenses..................................    200,000
   Legal fees and expenses..........................................    300,000
   Accounting fees and expenses.....................................    225,000
   Director and Officer liability insurance.........................    100,000
   Transfer agent and registrar fees................................     10,000
   Fee for Custodian for Selling Stockholders.......................     10,000
   Miscellaneous expenses...........................................     69,752
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

--------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.

  These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

  The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since June 30, 1994, the Registrant has sold and issued the following unregistered securities (as adjusted where appropriate for the proposed reverse stock split whereby each 6.8 outstanding shares of Common Stock will be converted into one share of Common Stock):

    (1) On December 27, 1994, in connection with an equipment lease, the Registrant issued a warrant to an equipment lessor to purchase 80,000 shares of Series E Preferred Stock at an exercise price of $0.75 per share.

    (2) On February 27, 1995, in connection with the extension of a line of credit, the Registrant issued a warrant to a bank to purchase 200,000 shares of Series F Preferred Stock at an exercise price of $0.55 per share.

    (3) In April 1995, the Registrant issued and sold an aggregate of 7,218,575 shares of Series F Preferred Stock to a group of private investors for aggregate cash consideration of $3,970,216.25.

    (4) In May 1995, the Registrant issued and sold an aggregate of 1,872,425 shares of Series F Preferred Stock to a group of private investors for aggregate cash consideration of $1,029,833.75.

    (5) On June 16, 1995, the Registrant issued and sold 22,058 shares of Common Stock to a single investor for aggregate cash consideration of $75,000, upon exercise of a warrant granted in connection with an equipment lease.

    (6) On July 13, 1995, in connection with an equipment lease, the Registrant issued a warrant to an equipment lessor to purchase 163,636 shares of Series F Preferred Stock at an exercise price of $0.55 per share.

    (7) On August 7, 1995, in connection with the extension of a line of credit, the Registrant issued a warrant to a bank to purchase 780,000 shares of Series F Preferred Stock at an exercise price of $0.75 per share.

    (8) On August 22, 1995, the Registrant issued and sold 1,265,692 shares of Series C Preferred Stock to a group of investors for aggregate consideration of $1,265,692, upon exercise of warrants granted in connection with the sale of the Registrant's Series C Preferred Stock.

    (9) On November 11, 1995, the Registrant issued and sold Series C Preferred Stock convertible into 559,698 shares of Common Stock to a group of investors for aggregate consideration of $487,500, upon exercise of warrants granted in connection with the sale of the Registrant's Series C Preferred Stock.

    (10) On November 17, 1995, in connection with an equipment lease, the Registrant issued a warrant to an equipment lessor to purchase 40,428 shares of Common Stock at an exercise price of $6.46.

    (11) On April 15, 1996, in connection with the extension of a line of credit, the Registrant issued a warrant to a bank to purchase 22,735 shares of Common Stock at an exercise price of $6.46 per share.

    (12) On May 22, 1996, in connection with the extension of a line of credit, the Registrant issued a warrant to an investment bank to purchase 176,470 shares of Common Stock at an exercise price of $1.36 per share.

    (13) On May 22, 1996, the Registrant issued and sold 805,280 shares of Series C Preferred Stock to an investment bank for aggregate consideration of $805,280, upon exercise of warrants granted in connection with the sale of the Registrant's Series C Preferred Stock.

    (14) On July 10, 1996, the Registrant issued and sold 14,705 shares of Common Stock to a single investor for aggregate cash consideration of $100,000, upon exercise of a warrant granted in connection with an equipment lease.

    (15) From July 1, 1994 to June 30, 1997, the Registrant issued and sold an aggregate of 544,855 shares of Common Stock to employees, directors and consultants of the Registrant for aggregate consideration of $311,630, upon exercise of stock options granted pursuant to the Registrant's 1988 Stock Option Plan.

  There were no underwriters employed in connection with any of the transactions set forth in Item 15.

  For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of Prospectus included herein.

  The issuances described in Items 15(1) through 15(14) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, certain issuances described in Item 15(15) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
   1.1    Form of Underwriting Agreement.
   2.1    Form of Agreement and Plan of Merger between Power Integrations,
           Inc., a California corporation and Power Integrations, Inc., a
           Delaware corporation.
   3.1A   Certificate of Incorporation of Power Integrations, Inc., a Delaware
           corporation.
   3.1B** Form of Certificate of Amendment of Certificate of Incorporation of
           Power Integrations, Inc., a Delaware corporation.
   3.2    Bylaws of Power Integrations, Inc., a Delaware corporation.
   4.1    Fifth Amended and Restated Rights Agreement dated April 27, 1995, as amended, by and among the Company and the investors named therein.
   4.2    Rights Agreement dated May 22, 1996 between the Company and Hambrecht
           & Quist Transition Capital, LLC.
   5.1*   Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
  10.1    Form of Indemnification Agreement for directors and officers.
  10.2    1988 Stock Option Plan and forms of agreements thereunder.
  10.3    1997 Stock Option Plan and forms of agreements thereunder.
  10.4    1997 Outside Directors Stock Option Plan and forms of agreements thereunder.
  10.5    1997 Employee Stock Purchase Plan and forms of agreements thereunder.
  10.6*** Amended Technology License Agreement dated June 29, 1995, as amended on April 1, 1997 between the Company and MEC.
  10.7*** Amended Wafer Foundry Agreement dated June 29, 1997 between the
           Company and MEC.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  10.8*** Licensing and Wafer Supply Agreement dated June 17, 1993, as amended on September 21, 1995, between the Company and OKI.
  10.9    Master Equipment Lease Agreement dated February 11, 1997 between the
           Company and Finova Technology Finance, Inc.
  10.10   Master Lease Agreement dated September 3, 1996 between the Company and Leasing Technologies International, Inc.
  10.11   Master Equipment Lease Agreement dated November 17, 1995 between the
           Company and Lighthouse Capital Partners, L.P.
  10.12   Master Equipment Lease Agreement dated December 29, 1993, as amended, between the Company and MMC/GATX Partnership No. 1.
  10.13   Sublease dated June 15, 1995 between the Company and Intermedics,
           Inc.
  10.14   Founder Stock Purchase Agreement between the Company and Steven J.
           Sharp dated April 13, 1988.
  10.15   Founder Stock Purchase Agreement between the Company and Klas H.
           Eklund dated April 13, 1988.
  10.16   Founder Stock Purchase Agreement between the Company and Arthur E.
           Fury dated April 13, 1988.
  11.1    Statements of Computation of Pro Forma Common Shares and Equivalents.
  21.1    List of subsidiaries.
  23.1    Consent of Independent Public Accountants.
  23.2*   Consent of Counsel (included in Exhibit 5.1).
  24.1    Power of Attorney (see page II-6).
  27.1*   Financial Data Schedule (available in EDGAR format only).

--------
  * To be filed by amendment.
 ** As proposed to be filed with the Secretary of State of the State of
    Delaware prior to the effectiveness of the offering.
*** This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

  (b) Financial Statement Schedules.

    All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE, COUNTY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 10 DAY OF SEPTEMBER 1997.

                                          Power Integrations, Inc.

                                                   /s/ Howard F. Earhart
                                          By: _________________________________
                                            HOWARD F. EARHART PRESIDENT, CHIEF
                                              EXECUTIVE OFFICER AND DIRECTOR
                                               (PRINCIPAL EXECUTIVE OFFICER)

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Howard F. Earhart and Robert G. Staples, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

        /s/ Howard F. Earhart          President, Chief      September 10, 1997
-------------------------------------   Executive Officer
          HOWARD F. EARHART             and Director
                                        (Principal
                                        Executive Officer)

        /s/ Robert G. Staples          Chief Financial       September 10, 1997
-------------------------------------   Officer and Vice
          ROBERT G. STAPLES             President--Finance
                                        and Administration
                                        (Principal
                                        Financial &
                                        Accounting Officer)

         /s/ Edward C. Ross            Director              September 10, 1997
-------------------------------------
         DR. EDWARD C. ROSS

         /s/ Wiliam Davidow            Director              September 10, 1997
-------------------------------------
         DR. WILLIAM DAVIDOW

         /s/ E. Floyd Kvamme           Director              September 10, 1997
-------------------------------------
           E. FLOYD KVAMME

         /s/ Steven J. Sharp           Director              September 10, 1997
-------------------------------------
           STEVEN J. SHARP

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
   1.1    Form of Underwriting Agreement.
   2.1    Form of Agreement and Plan of Merger between Power Integrations,
           Inc., a California corporation and Power Integrations, Inc., a
           Delaware corporation.
   3.1A   Certificate of Incorporation of Power Integrations, Inc., a Delaware
           corporation.
   3.1B** Form of Certificate of Amendment of Certificate of Incorporation of
           Power Integrations, Inc., a Delaware corporation.
   3.2    Bylaws of Power Integrations, Inc., a Delaware corporation.
   4.1    Fifth Amended and Restated Rights Agreement dated April 27, 1995, as amended, by and among the Company and the investors named therein.
   4.2    Rights Agreement dated May 22, 1996 between the Company and Hambrecht
           & Quist Transition Capital, LLC.
   5.1*   Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
  10.1    Form of Indemnification Agreement for directors and officers.
  10.2    1988 Stock Option Plan and forms of agreements thereunder.
  10.3    1997 Stock Option Plan and forms of agreements thereunder.
  10.4    1997 Outside Directors Stock Option Plan and forms of agreements thereunder.
  10.5    1997 Employee Stock Purchase Plan and forms of agreements thereunder.
  10.6*** Amended Technology License Agreement dated June 29, 1995, as amended on April 1, 1997 between the Company and MEC.
  10.7*** Amended Wafer Foundry Agreement dated June 29, 1997 between the
           Company and MEC.
  10.8*** Licensing and Wafer Supply Agreement dated June 17, 1993, as amended on September 21, 1995, between the Company and OKI.
  10.9    Master Equipment Lease Agreement dated February 11, 1997 between the
           Company and Finova Technology Finance, Inc.
  10.10   Master Lease Agreement dated September 3, 1996 between the Company and Leasing Technologies International, Inc.
  10.11   Master Equipment Lease Agreement dated November 17, 1995 between the
           Company and Lighthouse Capital Partners, L.P.
  10.12   Master Equipment Lease Agreement dated December 29, 1993, as amended, between the Company and MMC/GATX Partnership No. 1.
  10.13   Sublease dated June 15, 1995 between the Company and Intermedics,
           Inc.
  10.14   Founder Stock Purchase Agreement between the Company and Steven J.
           Sharp dated April 13, 1988.
  10.15   Founder Stock Purchase Agreement between the Company and Klas H.
           Eklund dated April 13, 1988.
  10.16   Founder Stock Purchase Agreement between the Company and Arthur E.
           Fury dated April 13, 1988.
  11.1    Statements of Computation of Pro Forma Common Shares and Equivalents.
  21.1    List of subsidiaries.
  23.1    Consent of Independent Auditors.
  23.2*   Consent of Counsel (included in Exhibit 5.1).
  24.1    Power of Attorney (see page II-6).
  27.1*   Financial Data Schedule (available in EDGAR format only).

-------
 *  To be filed by amendment.
** As proposed to be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the offering.
*** This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.